SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q17 Results

Copel records EBITDA of R$521.8 million in the fourth quarter

	4Q17	3Q17	4Q16	Var.%	2017	2016	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,910.7	3,643.7	3,297.1	18.6	14,024.6	13,101.8	7.0
Operating Costs and Expenses (R$ million)	3,618.1	3,159.7	3,396.1	6.5	11,984.9	11,279.3	6.3
Operating Income (R$ million)	146.9	318.2	(417.2)	-	1,392.9	1,309.4	6.4
Net Income (R$ million)	160.2	389.8	(271.1)	-	1,118.3	789.8	41.6
Earnings per share (R$)¹	0.37	1.40	(0.77)	-	3.78	3.03	24.8
EBITDA (R$ million)	521.8	643.7	124.9	317.6	2,878.8	2,752.4	4.6
Return on Shareholders' Equity (annualized)²	4.3%	10.8%	-	-	7.5%	5.4%	37.7
Grid Market (GWh)	7,377	7,188	7,039	4.8	29,215	28,267	3.4
Capex (R$ million)³	742.2	537.4	830.7	(10.7)	2,508.8	3,575.4	(29.8)
EBITDA Margin	13.3%	17.7%	3.8%	252.1	20.5%	21.0%	(2.3)
Operating Margin	3.8%	8.7%	-	-	9.9%	10.0%	(0.6)
Net Margin	4.1%	10.7%	-	-	8.0%	6.0%	32.3
¹ Consider the Net Income attributed to the shareholders of the parent company.
² Consider the initial shareholders' equity for the year.
³ Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Dec-17	Sep-17	Jun-17	Mar-17	Dec-16
Power Purchase Average Rate - Copel Dis ¹	163.64	184.88	152.14	152.67	156.88
Retail Average Rate - Copel Dis²	403.17	404.99	379.77	384.19	380.27
Sales to Distributors Average Rate - Copel GeT³	211.76	211.03	208.36	205.10	187.18

Indicators	Dec-17	Sep-17	Jun-17	Mar-17	Dec-16
Equity (R$ Thousand)	15,529,773	15,868,242	15,492,895	15,567,737	14,997,412
Net debt (R$ Thousand)	8,468,757	7,741,549	7,542,661	7,446,250	7,421,378
Book Value per Share (R$)	56.75	57.99	56.61	56.89	54.80
Net debt/ Shareholders' Net Equity[4]	63.3%	60.0%	61.1%	57.3%	58.9%
Current Liquidity	0.9	0.8	0.8	0.8	0.7
¹ Considers PIS/COFINS.
² Does not consider tariff flags. ICMS net.
³ Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$21.40 CPLE6 | R$24.95	ELP | US$ 7.63 XCOP | € 6.29	Market value | R$6.3 bi * Quotes 12.31.2017

Earnings Release 4Q17

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	14
2.1 Operating Revenues	14
2.2 Operating Costs and Expenses	15
2.3 Equity in the Earnings of Subsidiaries	18
2.4 EBITDA	18
2.5 Financial Result	19
2.6 Consolidated Net Income	20
2.7 Consolidated Income Statement	21
3. Main Account and Changes Balance Sheet	22
3.1 Main Accounts	22
3.2 Balance Sheet – Assets	25
3.3 Debt	26
3.4 Balance Sheet – Liabilities	29
4. Performance of the Main Companies	30
4.1 Copel Geração e Transmissão	30
4.2 Copel Distribuição	32
4.3 Copel Telecomunicações	33
4.4 UEG Araucária	34
4.5 Accounting Information	35
5. Investment Program	36
6. Power Market and Tariffs	36
6.1 Captive Market – Copel Distribuição	36
6.2 Grid Market (TUSD)	37
6.3 Electricity Sales	37
6.4 Total Energy Sold	38
6.5 Energy Flow	39
6.6 Tariffs	41
7. Capital Market	43
7.1 Capital Stock	43
7.2 Stock Performance	44
7.3 Dividends and Interest on Own Capital	45
8. Operating Performance	46
8.1 Power Generation	46
8.2 Transmission	53
8.3 Distribution	54
8.4 Telecommunications	56
8.5 Equity Interests	57
8.6 New Projects	58
9. Other Information	60
9.1 Human Resources	60
9.2 Main Operational Indicators	61
9.3 Conference Call 4Q17 Results	62
Exhibit I – Consolidated Cash Flow Statement	63
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	64
Exhibit III – Financial Statements by Company	67

2

subject to rounding.

Earnings Release 4Q17

1. Main Events in the Period

COPEL reported an EBITDA of R$521.8 million in 4Q17, a 317.6% increase over the R$124.9 million verified in 4Q16. This result was impacted by the R$25.7 million related to the reversal of estimated losses with generation assets impairment, against a provision for impairment of R$567.1 million in 4Q16, and by the record of R$270.5 million in provisions for lawsuits referring to civil, administrative, labor and post-employment benefit matters.

Copel's adjusted EBITDA in 4Q17 was of R$665.8 million, a 5.1% growth when compared to the adjusted EBITDA in 4Q16 (R$633.3 million), mainly reflecting (a) a 4.8% growth in Copel Distribuição's grid market, (b) a 5.85% of average adjustment applied to Copel Distribuição’s tariffs as of June 24, 2017, (c) RAP adjustment and the start-up of new transmission assets throughout 2017, and (d) a 5.1% decrease in PMSO (Personnel and management, pension and health plans, materials, third party services, provisions and reversals and others), except for provisions and reversals, partially offset by the 42.4% higher cost of electricity purchase, mainly due to the GSF of the period. More details in item 2.

Resubmission of 2016 Comparable Balances

As already disclosed in Note No. 3.2 to the our Interim Financial Information as of September 30, 2017 (“FI 3Q17”), during the preparation of our FI 3Q17, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. in a Multimarket Investment Fund, which holds shares of other investment funds that in turn invest in a private company, whose main asset is a real estate development.

In light of such finding and in compliance with the best governance practices, the Company's Management relied on independent experts that, together with the Management, conducted an internal investigation into the accounting classification and value of such investment, other impacts and the circumstances of the investment. The valuation has already been concluded, but the investigations are still going on.

After the valuation was concluded and during the investigations, we found that (i) the investment occurred strictly in the UEG Araucária, (ii) this investment violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government, (iii) the need to establish a provision for the devaluation of such investment in 2016, due to (a) its specific characteristics, such as (b) that if the correct nature of that investment had been identified during that year, additional analyzes would have been carried out, which would make it possible to conclude that there were signs of a devaluation. As recognized in the 2016 FS previously disclosed, as of December 31, 2016, this investment amounted to R$165.7 million and was recognized under “Bonds and Securities”, as a current asset. This accounting classification was based on the information delivered at that time by the management of UEG Araucária to the Company’s Management, pursuant to which that investment was made in a wholly-owned fund, that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale.

3

subject to rounding.

Earnings Release 4Q17

Based on our conclusions about the investments’ accounting classification and value and based on the information available until the preparation of the 2017 FS, we recognized a provision for the impairment of such investment amounting to R$ 136.9 million as of December 31, 2016. This provision was recorded under “Bonds and Securities” with a corresponding increase in “Financial expenses”. The remaining amount of such investment in 2016, which corresponded to R$28.8 million, was reclassified as a non-current asset in light of the expected term for realizing it.

In light of the above, the opinion of our independent auditors on our individual and consolidated financial statements for the fiscal year ended December 31, 2017 was issued with a qualification with respect to the information related to the fiscal year 2016 and presented for comparative purposes, which was amended and restated to reflect the adjustments discussed above. This qualification was inserted in the auditors’ opinion due to the fact that our internal investigation has not been concluded and the auditors are not able to issue a conclusive and sufficient opinion about whether the impairment provision should be recognized in the financial statements for the fiscal year ended December 31, 2016 (included in the financial statements for the fiscal year ended December 31, 2017 for comparison purposes) or whether this provision should be recognized in earlier fiscal years.

In addition to the above, Copel Distribuição recognized adjustments to the impact of tax litigation in earlier fiscal years. As a result of such adjustments, we recognized an increase of R$ 32.0 million in “Financial expenses” as of December 31, 2016 and a corresponding increase in the provision for litigation under our non-current liabilities, as well as an increase under “Deferred income tax and social contribution” in our Income Statement, amounting to R$ 10.9 million, and the corresponding increase in “Deferred Taxes” in our non-current assets.

As a result of the above mentioned adjustments discussed above, the financial statements for the fiscal year ended December 31, 2016, required for comparison purposes, were amended and restated in the financial statements for the fiscal year of 2017. Please refer to our Standard Financial Statements (Demonstrações Financeiras Padronizadas – DFP) for detailed information (Note No. 4.1).

The following charts reflect the impact of the above mentioned adjustments discussed above in our Balance Sheet and our Income Statement for 2016.

4

subject to rounding.

Earnings Release 4Q17

						R$ million
12.31.2016			Parent Company			Consolidated
	Submitted	Restatement	Resubmitted	Submitted	Restatement	Restatement
BALANCE SHEET
Assets	17,320,563	(130,651)	17,189,912	30,434,209	(126,039)	30,308,170
Current assets	698,488	-	698,488	4,402,990	(165,749)	4,237,241
Bonds and securities (Adjustment Araucária TPP)	149	-	149	302,398	(165,749)	136,649
Noncurrent assets	16,622,075	(130,651)	16,491,424	26,031,219	39,710	26,070,929
Bonds and securities (Adjustment Araucária TPP)	-	-	-	195,096	28,832	223,928
Income tax and social contribution (Ajuste Copel Dis)	47,462	-	47,462	803,477	10,878	814,355
Investments (Adjustment Araucária TPP)	14,111,959	(130,651)	13,981,308	2,334,950	-	2,334,950
Liabilities	17,320,563	(130,651)	17,189,912	30,434,209	(126,039)	30,308,170
Noncurrent liabilities	1,386,559	-	1,386,559	9,622,727	31,995	9,654,722
Provisions for legal claims (Adjustment Copel Distribuição)	152,944	-	152,944	1,241,343	31,995	1,273,338
Equity	14,864,165	(130,651)	14,733,514	15,155,446	(158,034)	14,997,412
Attributable to controlling shareholder's	14,864,165	(130,651)	14,733,514	14,864,165	(130,651)	14,733,514
Profit retention reserve	5,162,983	(130,651)	5,032,332	5,162,983	(130,651)	5,032,332
Attributable to non-controlling interest	-	-	-	291,281	(27,383)	263,898

						R$ million
12.31.2016			Parent Company			Consolidated
	Submitted	Restatement	Resubmitted	Submitted	Restatement	Resubmitted
Statements of Income
Net operating revenue	1,026,621	(130,651)	895,970	(823,536)	-	(823,536)
Equity accounting results (Adjustment Araucária TPP)	902,731	(130,651)	772,080	221,695	-	221,695
Income before financial result and taxes	1,026,621	(130,651)	895,970	2,044,102	-	2,044,102
Financial Results	(13,057)	-	(13,057)	(565,744)	(168,912)	(734,656)
Interest expenses (Adjustment Araucária TPP and Copel Dis)	(334,113)	-	(334,113)	(1,462,297)	(168,912)	(1,631,209)
Operating profit	1,013,564	(130,651)	882,913	1,478,358	(168,912)	1,309,446
Income tax and social contribution payable	(54,914)	-	(54,914)	(530,568)	10,878	(519,690)
Deferred income tax and social contribution	(50,032)	-	(50,032)	58,754	10,878	69,632
Net income	958,650	(130,651)	827,999	947,790	(158,034)	789,756
Attributed to controlling shareholders	-	-	-	958,650	(130,651)	827,999
Attributed to non-controlling interest	-	-	-	(10,860)	(27,383)	(38,243)

The Company informs that the annual report on Form 20-F to the U.S. Securities and Exchange Commission - SEC, for the year ended December 31, 2017 is in the process of being prepared and will include the restatement of the financial statements for 2016. As a result, the financial statements as of and for the year ended December 31, 2016 and the related report of the Company’s independent registered accounting firm included in the Company’s annual report on Form 20-F for the year ended December 31, 2016 should no longer be relied on.

Reversal of Provision for Estimated Losses with Impairment

In 4Q17, the amount of R$128.2 million was related to the reversal of provision for estimated losses with impairment of credit arising from the gas purchase agreement signed by the compagas with Petrobras, wich contains a clause for the future compensation of balances concerning the purchase of contracted and guaranteed volumes, higher than those effectively extracted and used. Pursuant to the contractual provisions and consumption outlook, resulting from the review of the projects and scenarios for the years ahead, Compagas estimates to fully compensate the amounts paid up to 2024. In addition, if the concession has an early termination due to any reason, the agreement with Petrobras provides for the right to dispose this asset.

5

subject to rounding.

Earnings Release 4Q17

This reversal was partially offset by the provision for impairment related to HPP Colíder (R$44.2 million), TPP Figueira (R$33.8 million), the Cutia and Bento Miguel Wind Complex (R$14.6 million), and to other hydraulic generation assets in the State of Paraná (R$9.9 million). These provisions result from the review of (i) the discount rate, (ii) the assumptions related to the electric energy available for sale in the long term, (iii) delays in the implementation of the construction work and/or modernization, and (iv) an increase in capex to conclude the project.

As a result, the Company had a net balance of R$25.7 million in reversal for impairment in 4Q17.

Provisions for Lawsuits

The Company recorded R$270.5 million in provisions for lawsuits in 4Q17, of which R$181.7 million refers to civil and administrative matters, R$85.6 million to labor and employee benefits matters, and R$3.2 million to tax, regulatory, environmental matters and way easements. Of the balance presented, R$204.7 million are considered non-recurring and are related to matters (i) to arbitrations protected by secrecy and confidentiality, at the probationary stage, without a ruling rendered, (ii) the lawsuit for indemnification on alleged damages due to the implementation of hydroelectric project, and (iii) labor matters.

Copel Distribuição Performance

Copel Distribuição reported an EBITDA of R$110.9 million in 4Q17, a 13.4% increase over the R$97.8 million verified in 4Q16, mainly reflecting the average adjustment of 5.85% on the tariffs as of June 24, 2017, the 4.8% growth in the grid market of the distributor and the 6.5% decrease in manageable costs, partially offset by the higher balances of provisions related mainly to labor and employment benefits matters.

In 2017, EBITDA reached R$573.1 million, 5 times higher than the R$116.6 million reported in 2016, particularly reflecting the 3.4% growth in the grid market of the distributor, the average adjustment of 5.85% on the tariffs as of June 24, 2017 and the 2.6% decrease in PMSO (Personnel and management, pension and health plans, materials, third party services, provisions and reversals and others).

Comparing the reported EBITDA with the regulatory EBITDA (R$1.0 billion), Copel Dis’s performance was 42.8% below the regulatory, reflecting the performance of manageable costs above the tariff coverage, which were impacted by the record of estimated loss for doubtful accounts (PECLD) above of amount of R$35.4 million above the tariff coverage and R$168.6 million in other provisions for disputes.

			R$ million
	2017	2017	Var. %
	Reported	Tariff Coverage
EBITDA	573.1	1,001.2	(42.8)

PMSO	1,795.4	1,283.8	39.8

6

subject to rounding.

Earnings Release 4Q17

It should be noted that, in 2017, the personnel costs increased by 0.9% year-over-year (vs. the 2.94% inflation of the last 12 months), mainly reflecting the wage policy adopted as of October 2016, partially offset by the reduction of 276 employees in the workforce during 2017 and the revision of the assumptions that subsidize the actuarial calculation.

The Company has carried out efforts to reduce the difference between the tariff coverage and the effective PMSO. In 2017, the PMSO was 2.6% lower vs 2016, while the tariff coverage increased 7.8%, according to the table below.

			R$ million
	2017	2016	Var. %
PMSO (tariff coverage)	1,283.9	1,191.0	7.8

PMSO (carried)	1,795.4	1,842.9	(2.6)
% Above Tariff Coverage	39.8%	54.7%

Shareholding in Sanepar

In December 2017, the Company participated as a seller of the public offering for the secondary distribution of share deposit certificates ("Units"), each representing one common share and four preferred shares issued by Companhia de Saneamento do Paraná - SANEPAR, in accordance with the documents of the respective offer.

Copel's participation in the transaction included the sale of 8,859,914 Units, which represents all of its Units issued by Sanepar, of which 7,268,653 Units were held by Copel Holding and 1,591,261 Units held by Copel Comercialização, at the price of R$55,20/Unit.

The settlement of the transaction occurred on December 18, 2017 and resulted in the entry of R$484.6 million into the Company's cash.

On December 2016, Copel started to classify its investment in Sanepar as a financial asset available for sale. The initial recognition of the asset was based on the fair value and its variation recorded directly in the equity, net of taxes. With the total sale of this investment, in December 2017, the accumulated earnings in the equity were reclassified for the fiscal year’s income, totaling R$28.7 million.

General Meeting of Debenture Holders

On December 20, 2017, the 1st General Meeting of Debenture Holders of the Company's 5th (fifth) issuance of simple, non-convertible debentures into shares, of the unsecured type, in a single series, of the Company ("Debentures"), by means of which the amendment of the definition of "Consolidated Net Financial Debt" provided for in item (z) of Clause 7.1 of the respective deed of issue was approved, as Management’s Proposal disclosed to the market on December 05, 2017, which provides for the exclusion of endorsements and guarantees provided from the definition in question. It shall read as follows:

7

subject to rounding.

Earnings Release 4Q17

 “Consolidated Net Financial Debt" means (a) the sum of all the consolidated financial debt of the Issuer with individuals and/or legal entities, including loans and financing with third parties, issuance of fixed income securities, convertible or non-convertible into shares, local and/or international capital markets; (b) minus the sum of cash and cash equivalents (cash and financial investments) and the spread on derivative transactions." The amendment in question standardizes the financial ratios applicable to the securities issued by the Company and its subsidiaries.

As a result of this approval, on December 28, 2017, the Company paid Debenture holders R$8.7 million, related to the restructuring fee (flat) equivalent to 1.30% of the debentures unit plus the interest remuneration.

Colíder HPP

On January 29th and 31st, the generator rotor was launched in unit 1’s well and the turbine rotor of generator unit 2 was lowered at the Colíder Hydroelectric Power Plant. With the equipment in the well, the next steps are lowering the stator and closing the machine to start testing. Colíder Power Plant’s powerhouse will have three groups of generators with a total installed power of 300 megawatts. Unit 1 will be the first one ready, scheduled for May 2018, while the third and final generating unit is scheduled to start operating in November 2018.

Given Aneel’s negative decisions on the request for liability exemption and its reconsiderations, on December 18, 2017, Copel GeT filed an ordinary lawsuit at a Judicial Court.

The Company has a balance of R$181.6 million in the “clients” account concerning the sale of electric energy to be reprocessed by CCEE from January to May 2015 due to the request for liability exemption in the delivery of the electric energy to comply with Colíder HPP’s trade agreements, from which was recorded an estimated loss with doubtful accounts (PECLD) of R$119.7 million.

Copel GeT has been honoring energy supply agreements as follows:

- from January 2015 to May 2016: with leftovers of uncontracted electric energy in its other power plants;

- from June 2016 to December 2018: partial reduction in June 2016 through a Bilateral Agreement and from July 2016 to December 2018 with reduction of all Agreements of Electric Energy Trading in Regulated Environment - CCEARs, through a Bilateral Agreement and the participation in the Compensation Mechanism of Leftovers and Deficits - MCSD of New Electric Energy. More details in item 8.1.

Dividends and Interest on Equity

On December 13, 2017, Copel’s Board of Directors resolved to advance part of the Interest on Capital (IOC), to shareholders with interest on December 28, 2017, in the amount of R$266.0 million, thus replacing the 2017 dividends, pursuant to Law 9249/95. The proceeds distributed, as well as the payment date, will be ratified at the Annual Shareholders’ Meeting, which will analyze the Management Report, Balance Sheet and other Financial Statements for the year 2017.

8

subject to rounding.

Earnings Release 4Q17

Complementing the installment of IOC, at the Annual Shareholders' Meeting (ASM), will be proposed the distribution of R$23.4 million as dividends, totaling R$289.4 million, which represents R$1.00 per common share, R$2.89 per PNA share and R$1.11 per PNB share.

2018 Investment Program

In 2018, Copel intends to invest R$2.9 billion, of which R$888.5 million of the planned investments will be allocated to conclude the construction of the Cutia Wind Farm, which changed its schedule of entry into operation and consequent readjustment of its financial schedule in 2017. In the distribution segment, investments of R$790.0 million are planned for the improvement, modernization, expansion and reinforcement of the energy distribution system in State of Paraná. Generation and transmission projects will receive R$743.6 million, which will be mainly used to the conclude the construction works in progress.

Issue of R$600.0 million in Debentures - Copel Holding

On January 19, 2018, Copel carried out the 7th Issue of Simple and Unsecured Debentures, not convertible into shares, in a single series, for public distribution, pursuant to ICVM No. 476/2009, in the total amount of R$600 million. Six hundred thousand (600,000) debentures were issued, with a par value of R$1,000, maturity of three years as of the issue date and amortization in two annual installments, on January 15, 2020 and February 15, 2021. The debentures will be remunerated with an interest corresponding to the accumulated variation of 119% of the average daily rates of Interbank Deposits (DI). The funds raised were used to strengthen the capital structure of the issuer.

Assured Power Review

On May 03, 2017, Decree No. 178 of the Ministry of Mines and Energy – MME was published, which disclosed the revised amounts of the assured power of the Hydropower Plants - HPPs centrally dispatched in the National Interconnected System (SIN) obtained through the application of the methodology presented in the Report of the Ordinary Review of the Physical Warranty of the Electric Energy of HPPs, dated from April 25, 2017, prepared by the working group established by Decree MME No. 681, of December 30, 2014, composed of representatives of the MME, of the Electric Energy Research Center - CEPEL and of the Energy Research Company - EPE.

The table below shows the assured power of Copel’s projects that have changed.

9

subject to rounding.

Earnings Release 4Q17

Power Plants	Installed	Current Assured Power	Revised Assured Power¹	Concession Expires
	Capacity (MW)	(Average MW)	(Average MW)
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	603.3	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	578.5	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	605.6	05.04.2030
HPP Dona Francisca	125.0	78.0	76.0	08.27.2033
(23% Copel)
HPP Santa Clara e UHE Fundão - Elejor	240.3	135.4	133.0	05.28.2037
(70% Copel)
TOTAL	4,541.3	1,997.4	1,996.4
¹ Valid from January 1, 2018.

Startup – Estreito – Fernão Dias TL

On February 03, 2018, we’ve started the commercial operations of the Estreito - Fernão Dias transmission line (500 kV), project owned by SPE Cantareira (49% Copel GeT and 51% Celeo Redes). The line, which goes through the states of São Paulo and Minas Gerais, has a length of 342 kilometers and has a APR of R$47.6 million.

Copel is the Most Transparent State-Owned Company in Brazil

The association Transparência Internacional (TRAC Brazil) carried out an unprecedented study to measure the transparency level in activities carried out by the Top 100 largest companies and the Top 10 largest Brazilian banks. Copel stood out among the state-owned companies evaluated. In the overall ranking, Companhia Paranaense de Energia appears in 8th place.

Copel is Elected by Aneel as Best Distributor in the Country

Copel Distribuição was elected the best distributor of energy of the Country and of the South Region in the customer’s opinion, according to Aneel’s Consumer Satisfaction Index (IASC). In the last four years, this is the second time Copel has been recognized by Aneel as Brazil’s best distributor and the third time as the South Region’s best distributor. In addition, last year, Copel was elected by the Abradee award as Brazil’s best distributor for the fourth consecutive year and by the Cier award as the best distributor in Latin America for the fifth time in the last seven years.

Copel remains in the BM&FBovespa’s ISE portfolio

Copel continues to be part of the Corporate Sustainability Index (ISE) portfolio in 2018, reflecting the Company's ongoing concern with the development of sustainability, based on economic efficiency, environmental balance, social justice and corporate governance. The thirteenth portfolio of the ISE is effective from January 8, 2018 to January 4, 2019 and is composed of shares of 30 companies, totaling R$1.3 trillion in market value, equivalent to 41.5% of the total negotiated B3.

10

subject to rounding.

Earnings Release 4Q17

Hiring of a Market Maker

With the purpose of fomenting the liquidity of the Company’s Shares, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A was hired to work as Market Maker of the common shares (CPLE3) and preferred shares (CPLE6), within Brasil, Bolsa, Balcão – B3, pursuant to CVM Instruction 384/2003, B3’s Market Maker Regulations, B3’s Operation Regulations and other applicable rules and regulations. BTG Pactual’s activities as a Market Maker started on March 16, 2018, with a contractual term of twelve (12) months as of the date of signature of the agreement, and may be renewed for equal periods, but limited to a maximum term of 60 months.

Improvements in FNQ’s Management

In March 2018, Copel Distribuição won the Best in Management (Melhores em Gestão) award, the country’s main award on organizational management, promoted by the National Foundation of Quality (FNQ - Fundação Nacional da Qualidade). The award is granted to Brazilian companies that stand out for their excellence in management practices, considered world-class level, that is, they are among the companies with leadership precepts that work as a mirror to the world.

From the 11 organizations awarded by FNQ as best in management, three were chosen as highlights. Among them, Copel Distribuição was the only one in the electric energy industry to receive this title.

Recognized as a success story, Copel Telecom was also included in the awards.

Copel Holding’s New CEO

The engineer Jonel Nazareno Iurk  is the new CEO replacing the Mr. Sergio Sergio de Souza Guetter, who will again be the CEO director of Copel Distribuição, a position he held until March 2017. Civil engineer, Mr. Jonel Nazareno Iurk was an environmental sanitation coordinator in the Coordination of the Curitiba Metropolitan Region – Comec, an operational development engineer and coordinator of rural sanitation and environmental studies at Companhia de Saneamento do Paraná – Sanepar, and Head of the Brazilian Institute of the Environment and Renewable Natural Resources – Ibama in Paraná. He was also a Technical Officer at ECOBR Engenharia e Consultoria Ambiental, the Paraná State Secretary of Environment and Water Resources and recently held the position of CEO of Companhia Paranaense de Gás, Compagas. In Copel, Mr. Iurk was Chief Business Development Officer from 2013 to 2017 and Officer of Environment and Corporate Citizenship in 2013.

Business Management’s New Director

Mr. Deonilson Roldo is the new Business Management Officer of Copel. Degree in Social Communication, with specialization degree in Economics, Mr. Deonilson was, among other functions, Chief of Staff in the Governor’s Office for the State of Paraná, Advisor Secretary for Communication and Chief of Staff of Curitiba Municipality, Secretary for Communication of Curitiba Municipality, and Press coordinator and Secretary for Communication of the State of Paraná, member of the Fiscal Council of the Cutia Wind Complex and recently held the position of State Secretary for of the Government of the State of Paraná.

11

subject to rounding.

Earnings Release 4Q17

Currently is Chairman of the Nomination and Evaluation Committee of Companhia de Saneamento do Paraná – Sanepar, Member of the Nomination and Evaluation Committee of Companhia de Tecnologia da Informação e Comunicação do Paraná - Celepar, of Administração dos Portos de Paranaguá e Antonina - Appa and of Fomento Paraná, Member of the State Traffic Council (Conselho Estadual de Trânsito – Cetran), and Member of the Control Council of State Enterprises of the Government of Paraná (Conselho de Controle das Empresas Estaduais do Governo do Paraná).

New Director of Business Development

The Engineer Jose Marques Filho is the new Copel’s Director of Business Development. Mr. Marques has a degree in Civil Engineering from the Universidade de São Paulo and a PhD in Civil Engineering from the Universidade Federal do Rio Grande do Sul. He is currently an adjunct professor at the Universidade Federal do Paraná, advisor to the Instituto Brasileiro do Concreto,  where he also served as President, coordinator of the Concrete Dams Commission and Vice President of the Brazilian Dams Committee, as Brazil's representative on the ICOLD (Committe on Concrete Dams International Commission on Large Dams) and president of Paraná Gás. He was general coordinator of the Materials and Structures Laboratory and Director of Instituto de Tecnologia para o Desenvolvimento – LACTEC and Chairman of the Board of Directors of the Centrais Elétricas do Rio Jordão – Elejor.

New Chief Legal and Institutional Relations Officer

Mr. Harry Françóia Júnior is the Company's new Chief Legal and Institutional Relations Officer. He has a Law degree from PUC – PR, a degree in Contemporary Law from Levin College of Law (University of Florida), and a post-graduate diploma in Administrative Law from Universidade Federal de Santa Catarina and in Civil Procedure Law from the Brazilian Institute of Legal Studies (IBEJ). Throughout his career, Mr. Françóia Júnior has worked as Chief Assistant Officer at Copel Comercialização, the Managing Director and General Secretary of the Presidency of the Legislative Assembly of Paraná, the Vice President of the OAB/PR Lawyers Association Commission, the Vice President of Political and Legal Affairs of the Federation of Commercial and Industrial Associations Of Paraná (Faciap), a Member of the OAB/PR Commissions on Environmental Law and Consumer Protection Law, and a Lawyer in the Business Law area with emphasis on Corporate and Tax Law at Harry Françóia - Advogados Associados. Recently, he occupied the position of Chief Business Development Officer at Copel.

12

subject to rounding.

Earnings Release 4Q17

Copel Distribuição - New Chief Executive Officer

The engineer Antonio Sergio de Souza Guetter is the new Copel Distribuição’s CEO, a position he held in 2016. Copel's career officer, Mr. Guetter served as Financial and Investor Relations Officer, Chief Executive Officer of Copel Renováveis, Assistant Officer of Copel Participações, in addition to having worked at the Fundação Copel de Previdência e Assistência Social, entity in which he held the position of Chief Executive Officer and Director of Administration and Security. He recently held the position of Chief Executive Officer of Copel Holding.

13

subject to rounding.

Earnings Release 4Q17

2. Financial Performance

The following analyzes refer to the fourth quarter of 2017 and to the accumulated of year compared to the same period of 2016.

2.1 Operating Revenues

In the fourth quarter of 2017, net operating revenue totaled R$3,910.7 million, an increase of 18.6%, compared to the R$3,297.1 million registered in the 4Q16, a result of (a) a 29.2% growth in the “electricity sales to distributors”, mainly due of dispatch of 195.2 GWh of Araucaria TPP and the sale of 920 GWh by Copel Comercialização in bilateral contracts; (b) a 14.4% increase in "electricity sales to final customers" revenue, as a result of Copel Distribuição's tariff adjustment effective as of June 24, 2017, which adjusted the energy tariff (TE) by 10,28%, and the sale of 258 GWh to free customers of Copel Comercialiazação; (c) of the positive result of R$381.1 million in sectorial financial assets and liabilities (compared to R$110.5 million in 4Q16), due to the lower hydrological risk (GSF), from 69.3% in 4Q17 to 88.3% in 4Q16, and the higher average PLD in the period (R$398.09/MWh in 4Q17 compared to R$162.82/MWh in 4Q16);

The following variations are also worth mentioning:

(i) the 3.3% growth in the “use of the main distribution and transmition grid" line, due to (a) the 4.8% growth in the 4Q17 grid market, (b) Copel’s tariff adjustment, which adjusted the TUSD by 0.85% as of June 24, 2017, and (c) the adjustment applied to the RAP as of July 2017, partially offset by the removal of the balance of revenue from group companies (Copel GeT and Copel Distribuição) referring to the portion of APR related to RBSE, which was recognized in GeT’s revenue during 2016 and at the beginning of 2017;

(ii) the 10.3% increase in “revenues from telecommunications”, due to the expansion of services to new customers;

(iii) the 34.4% decrease in “other operating revenues”, mainly due to lower revenues from fines and with provision of technical services to third parties;

(iv) the 7.9% drop in “distribution of piped gas”, due to the reduction in the natural gas consumption, partially offset by the TPP Araucária dispatch.

14

subject to rounding.

Earnings Release 4Q17

							R$ '000
Income Statement	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,258,915	1,197,358	1,100,531	14.4	4,681,533	5,231,505	(10.5)
Electricity sales to distributors	879,843	798,482	681,108	29.2	3,176,354	2,676,072	18.7
Use of the main distribution and transmission grid	855,319	794,692	827,635	3.3	3,617,941	3,976,583	(9.0)
Construction revenue	276,191	196,994	344,977	(19.9)	868,001	1,279,642	(32.2)
Fair value of assets from the indemnity for the concession	48,655	2,980	3,430	-	57,080	132,741	(57.0)
Revenues from telecommunications	81,897	81,918	74,232	10.3	308,952	261,581	18.1
Distribution of piped gas	94,745	117,566	102,882	(7.9)	454,815	471,885	(3.6)
Result of sectorial financial assets and liabilities	381,121	417,889	110,470	245.0	718,826	(1,079,662)	-
Other operating revenues	33,978	35,790	51,787	(34.4)	141,071	151,406	(6.8)
Net Operating Revenue	3,910,664	3,643,669	3,297,052	18.6	14,024,573	13,101,753	7.0

In the 2017, Copel's net operating revenue increased by 7.0%, mainly due to the result of sectorial financial assets and liabilities and the incresase of 18.7% in the revenue of electricity sales to distributors, mainly due to the registration of R$275.1 million in revenue at Copel Comercialização and an increase of 18.1% in telecommunications revenues, due to the expansion of the customer base, partially offset by (a) a drop of 10.5% in eletricity sales to final customers, reflecting the 11.6% reduction in the captive market of Copel Distribuição; (b) a reduction of 9.0% in use of the main distribution and transmission grid, mainly due to the recognition of R$809.6 million related to the recognition of the indemnification of assets related to RBSE in 2016; and (c) a 3.6% reduction in distribution of piped gas, due to the 2.5% drop in natural gas consumption in the period.

Disregarding the effect of the recognition of indemnification of RBSE related assets in 2016 and its adjustment in 2017 (R$183.0 million in 1Q17), the Company would have ended 2017 with a 12.6% growth in net operating revenue.

2.2 Operating Costs and Expenses

In 4Q17, operating costs and expenses increased by 6.5%, totaling R$3,618.1 million. This result was mainly due to the 42.4% increase in costs with "electricity purchased for resale”, as a result of the higher hydrological risk (GSF of 69.3% in 4Q17 vs. 88.3% in 4Q16) and the higher average PLD in the period (R$398.09/MWh in 4Q17 vs. R$162.82/MWh in 4Q16);  partially offset by the lower balance of provisions and reversals (R$268.4 million in 4Q17 versus R$603.7 million in 4Q16) due to the net effect of R$25.7 million referring to the reversal of impairment in 4Q17, while in 4Q16 the amount of R$567.1 million was reported for impairment of generation assets. Also on this line, it is noteworthy (a) the 65.1% decrease in provisions related to doubtful accounts - PECLD (R$18.2 million in 4Q17 versus R$52.3 million in 4Q16) and (ii) the 78.1% decrease in provisions related to tax credit losses, offset by the record of R$270.5 million in provisions for civil and administrative matters (R$181.7 million), labor and employee benefits matters (R$85.6 million), regulatory matters, environmental taxes and way easements (R$3.2 million).

15

subject to rounding.

Earnings Release 4Q17

							R$'000
Electricity Purchased for Resale	4Q17	3Q17	4Q16	Var.%	2017	2016	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	680,750	588,838	849,513	(19.9)	2,693,976	3,219,900	(16.3)
Itaipu Binacional	278,214	284,707	251,131	10.8	1,117,957	1,089,804	2.6
CCEE	537,740	745,951	188,534	185.2	1,766,091	535,656	229.7
Micro and mini generators and customer repurchase	1,478	2,414	204	624.5	3,892	561	593.8
Proinfa	54,389	54,433	60,536	(10.2)	217,646	242,910	(10.4)
Bilateral	348,770	398,312	6,315	-	766,803	20,006	-
(-) PIS/Pasep and Cofins	(109,065)	(116,460)	(98,006)	11.3	(400,915)	(423,233)	(5.3)
TOTAL	1,792,276	1,958,195	1,258,227	42.4	6,165,450	4,685,604	31.6

Also noteworthy are the following variations:

(i) the 754.4% increase in materials and supplies for power electricity due to the generation of 195.2 GWh by TPP Araucária;

(ii) the 24.4% increase in charges for the main distribution and transmission grid, reflecting the higher costs for the use of the system – basic network, due to the TUST adjustment in June 2017 and the 321.8% adjustment of Itaipu’s electric energy transmission tariff, partially offset by CCEE’s decision to onlend to the market the surplus of resources accumulated in the CONER account - given the outlook of the PLD’s increase in 2017; and

							R$'000
Charges of the main distribution and transmission grid	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	243,821	245,763	156,543	55.8	779,311	618,195	26.1
Itaipu transportation charges	50,960	46,771	23,777	114.3	147,284	82,935	77.6
Charge reserve energy - EER	-	-	-	-	-	66,593	-
System Service Charges - ESS	(33,330)	(98,768)	25,499	-	(129,484)	185,105	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(31,679)	(20,698)	(21,130)	49.9	(85,081)	(86,585)	(1.7)
TOTAL	229,772	173,068	184,689	24.4	712,030	866,243	(17.8)

(iii) the 5.1% decrease in PMSO (Personnel and management, pension and health plans, materials, third party services, provisions and reversals and others), excluding estimated losses, provisions and reversals, reflecting the lower costs with personnel and management, pension and health plans, third-party services, and the recognition of a profit of R$28.7 million as a result of the disposal of investment in Sanepar, partially offset by (a) the 12.7% increase in other operating costs and expenses, mainly due to the record of R$13.0 million referring to the fees of state control and audit on the use of water resources (established by State Law No. 18.878/2016, which became due as of January 1, 2017), and to the greater amount of losses with the deactivation of assets and rights, and (b) the 32.3% increase in material costs, mainly related to electric energy materials and fuels and parts for vehicles.

Manageable Costs	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel a nd ma na gement	423,350	457,905	(7.5)	1,343,344	1,304,418	3.0
Priva te pens i on a nd hea l thca re pl a ns	62,085	67,404	(7.9)	237,597	259,767	(8.5)
Ma teria l	24,290	18,365	32.3	83,124	81,463	2.0
Thi rd-pa rty s ervi ces	136,023	147,936	(8.1)	521,515	550,493	(5.3)
Other cos ts a nd e xpens es operati ng	65,399	58,008	12.7	413,950	414,856	(0.2)
TOTAL	711,147	749,618	(5.1)	2,599,530	2,610,997	(0.4)

16

subject to rounding.

Earnings Release 4Q17

Excluding the cost of user fees for water resources and supervision, as well as the effect of classification and disposal of the investment in Sanepar, manageable costs decreased by 4.0% (R$733.0 million in 4T17 and R$763.2 million in 4Q16).

It should be noted that the "personnel and managers" showed 7.5% decrease and mainly reflects lower compensation costs with remuneration, as a result of the salary policy applied as from October 2017, and the lower provision balance for indemnities related to the Incentive Dismissal Plan (PDI). Up to December 31, 2017, there was a reduction of 281 employees in Copel's personnel, of which 248 joined the PDI and left the Company in 2017. The adhesion of these employees to the program represented a cost of R$40.4 million in 2017, with a cost reduction of around R$60.2 million as from 2018. The costs of "pension and healthcare plans" decreased by 7.9% due to the lower amount allocated to the "post-employment plan", motivated by the revision of the assumptions that subsidize the actuarial calculation.

Personnel and Management	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel a nd management	423,350	457,905	(7.5)	1,343,344	1,304,418	3.0
(-) Provis ion for indemnification for voluntary dismis sal¹	(20,423)	(28,550)	(7.9)	(53,468)	(44,276)	(8.5)
TOTAL	402,927	429,355	(6.2)	1,289,876	1,260,142	2.4

Excluding the effect of the provision for indemnification related to PDI (R$20.4 million in 4Q17 and R$28.6 million in 4Q16), personnel costs decreased by 6.2% compared to 4Q16, equivalent to R$26.4 million, and totaled R$402.9 million in the period.

							R$ '000
Operating Costs and Expenses	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,792,276	1,958,195	1,258,227	42.4	6,165,450	4,685,604	31.6
Charge of the main distribution and transmission grid	229,772	173,068	184,689	24.4	712,030	866,243	(17.8)
Personnel and management	423,350	294,754	457,905	(7.5)	1,343,344	1,304,418	3.0
Pension and healthcare plans	62,085	58,358	67,404	(7.9)	237,597	259,767	(8.5)
Materials and supplies	24,290	19,875	18,365	32.3	83,124	81,463	2.0
Materials and supplies for power eletricity	74,970	8,902	8,775	754.4	97,360	33,352	191.9
Natural gas and supplies for the gas business	61,628	78,079	61,177	0.7	309,542	325,413	(4.9)
Third-party services	136,023	134,906	147,936	(8.1)	521,515	550,493	(5.3)
Depreciation and amortization	182,208	182,197	176,188	3.4	731,599	708,296	3.3
Provisions and reversals	268,352	(100,038)	603,729	(55.6)	365,539	768,696	(52.4)
Construction cost	297,771	189,011	353,720	(15.8)	1,003,881	1,280,745	(21.6)
Other cost and expenses	65,399	162,395	58,008	12.7	413,950	414,856	4
TOTAL	3,618,124	3,159,702	3,396,123	6.5	11,984,931	11,279,346	6.3

In 2017, operating costs and expenses totaled R$11,894.9 million (6.3% up). This result was mostly impacted by (a) the 31.6% increase in “electricity purchased for resale”, caused by the higher hydrological deficit (18.4% in 2017 and 11.8% in 2016) and the higher PLD (PLD médio de R$ 318,15/MWh em 2017 ante R$ 92,40/MWh em 2016), (b) 191.9% increase in "materials and supplies for power electricity" costs, due to TPP Araucária's dispatch in 4Q17, and (c) 3.0% increase in "personnel and managements", in line with inflation in the period (IPCA of 2.94% in 2017), impacted by the provision of R$51.4 million for compensation for voluntary dismissals and retirement, and for the wage policy adopted from October 2017.

17

subject to rounding.

Earnings Release 4Q17

These events were partially offset by (a) a reduction of 52.4% in "provisions and reversals", reflecting the reversal of impairment in the amount of R$122.8 million in 2017, against a provision of R$581.6 million related to impairment in 2016; and (b) a reduction of 17.8% in "charge of the main distribution and transmission grid", mainly due to CCEE's decision to pass on to the market the excess of resources accumulated in the CONER account - given the high of the PLD throughout 2017.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

							R$'000
	4Q17	3Q17	4Q16	Var. %	2017	2016	Var. %
Company	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Joint Ventures	44,240	(26,190)	36,614	20.8	91,982	159,739	(42.4)
Dominó Holdings S.A. ¹	2	(22)	10,508	-	(564)	37,492	-
Voltalia São Miguel do Gostoso I Participações S.A.	(1,278)	6	1,171	-	(565)	4,345	-
Paraná Gás Exploração e Produção S.A.	(7)	(5)	(32)	(78.1)	(34)	(69)	(50.7)
Costa Oeste Transmissora de Energia S.A.	618	(5,159)	493	25.4	(2,566)	7,372	-
Marumbi Transmissora de Energia S.A.	2,169	(16,597)	(433)	-	(9,537)	16,188	-
Transmissora Sul Brasileira de Energia S.A.	(6,783)	273	530	-	(5,009)	1,806	-
Caiuá Transmissora de Energia S.A.	827	(6,271)	(6)	-	(4,020)	8,143	-
Integração Maranhense Transmissora de Energia S.A.	721	(12,104)	461	56.4	(8,852)	15,934	-
Matrinchã Transmissora de Energia (TP NORTE) S.A.	26,862	2,009	9,496	182.9	57,376	41,910	36.9
Guaraciaba Transmissora de Energia (TP SUL) S.A.	6,752	2,016	6,675	1.2	25,377	11,194	126.7
Paranaíba Transmissora de Energia S.A.	5,064	4,267	4,052	25.0	17,020	12,847	32.5
Mata de Santa Genebra Transmissão S.A.	4,484	5,202	1,610	178.5	19,477	(2,578)	-
Cantareira Transmissora de Energia S.A.	4,809	195	2,089	130.2	3,879	5,155	(24.8)
Associates	2,783	3,685	11,213	(75.2)	15,534	61,956	(74.9)
Cia . de Saneamento do Paraná - Sanepar¹	-	-	6,600	-	-	43,120	-
Dona Francisca Energética S.A.	2,411	2,190	1,876	28.5	8,876	7,901	12.3
Foz do Chopim Energética Ltda.²	378	1,503	2,200	(82.8)	6,645	10,675	(37.8)
Others³	(6)	(8)	537	-	13	260	4
TOTAL	47,023	(22,505)	47,827	(1.7)	107,516	221,695	(51.5)

2.4 EBITDA

In 4Q17, earnings before interest, taxes, depreciation and amortization reached R$521.8 million, 317.6% higher than the R$124.9 million reported in 4Q16. While in 2017, EBITDA reached R$2,878.8 million, 4.6% more than in the same period of 2016 (R$2,752.4 million).

18

subject to rounding.

Earnings Release 4Q17

Excluding extraordinary effects, the adjusted EBITDA in 4Q17 would be 5.1% higher year-over-year, mainly due to the order on TPP Araucária and the 4.8% increase in Copel Distribuição’s grid market and the reduction of 5.1% in PMSO, partially offset by the worsen GSF, in line with the high PLD, generating higher costs with electric energy purchase.

The 2017 EBITDA would be 15.1% higher than the R$2,400.6 million in 2016, explained mainly by the significant growth of Copel Distribuição's EBITDA, reflecting the tariff readjustment applied as of June 24, 2017, 3.4% growth in the grid market and control of manageable costs; and by 2.7% and 7.1% growth in Copel GeT's electricity sales to final customers and distributors revenues, partially offset by higher energy purchase costs due to the effect of the GSF.

The following table presents the items considered in the adjusted EBITDA calculation.

						R$ million
Adjusted EBITDA	4Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	521.8	124.9	317.6	2,878.8	2,752.4	4.6
(-)/+ Remeasurement of financial assets RBSE	-	(38.3)	-	(183.0)	(809.7)	(77.4)
(-)/+ Provision for PECLD above tariff coverage	5.7	39.8	(85.6)	40.6	129.9	(68.8)
(-) Reversal Provisions for Legal Claims - Cofins	235.5	-	-	237.5	-	-
(-)/+ Revers al of provision	(42.8)	-	-	(59.5)	(193.4)	(69.2)
(-)/+ Impairment Test	(25.7)	567.1	-	(122.8)	581.6	-
(-)/+ Remesuration of the Indemnification of Generation Concessions	-	(8.1)	-	-	(8.1)	-
(-)/+ Result of change in evaluation method - Sanepar	-	(52.1)	-	-	(52.1)	-
(-)/+ Result of disposal of investment - Sanepar	(28.7)	-	-	(28.7)	-	-
Adjusted EBITDA	665.8	633.3	5.1	2,762.9	2,400.6	15.1

2.5 Financial Result

In 4Q17, financial revenues totaled R$164.2 million, a 17.2% decrease over the R$198.5 million recorded in 4Q16, mainly due to judicial deposit update.

The financial expenses totaled R$357.0 million, a 36.8% decrease over 4Q16, mainly due to the restatement of 2016 balances, resulting from the provision for the devaluation of the R$136.9 million investment made by UEG Araucária in Multimarket Investment Fund. See more details in Note 4.1.1 of our Financial Statements.

In addition, the reduction in financial expenses was also affected by the lower exchange variation on the purchase of electric energy from Itaipu and the reduction of debt charges due to the SELIC rate reduction (in 4Q17 the DI average was 7.47% over 13.84% in 4Q16). The higher balance of financing and debentures partially offset the decrease in the financial expenses.

The following table shows these changes and the financial result.

19

subject to rounding.

Earnings Release 4Q17

							R$'000
	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	164,248	236,246	198,467	(17.2)	699,310	896,553	(22.0)
Income and monetary variation on CRC transfer	48,746	36,620	46,117	5.7	141,923	194,153	(26.9)
Income from investments held for trading	28,262	18,848	35,524	(20.4)	95,221	175,367	(45.7)
Late fees on electricity bills	63,134	37,106	43,698	44.5	191,554	221,673	(13.6)
Income from financial investments available for sale	3,542	4,591	-	-	19,302	13,497	43.0
Monetary restatement and adjustment to present value of accounts payable related to concession	(5,995)	2,807	1	-	10,813	1,116	868.9
Income from sectorial assets and liabilities	(522)	(1)	1	-	20,493	27,734	(26.1)
Exchange variation About Purchase Itaipu Electric Power	(742)	9,771	2,999	-	17,777	39,283	(54.7)
Other financial revenues	27,823	126,504	70,127	(60.3)	202,227	223,730	(9.6)
Financial Expenses	(356,948)	(379,501)	(564,427)	(36.8)	(1,453,527)	(1,631,209)	(10.9)
Monetary variation, foreign exchange and debt service charges	(227,839)	(239,123)	(287,223)	(20.7)	(993,970)	(1,072,875)	(7.4)
Monetary variation and adjustment to present value of accounts payable related to concession	(16,355)	(16,180)	(16,846)	(2.9)	(65,418)	(90,480)	(27.7)
Exchange variation About Purchase Itaipu Electric Power	(4,568)	652	(8,889)	-	(12,264)	(20,597)	(40.5)
Pis/ Pasep and Cofins taxes over interest on equity	(45,196)	-	(40,607)	11.3	(45,196)	(40,607)	11.3
Income from sectorial assets and liabilities	(8,127)	(14,613)	4,257	-	(29,622)	(13,947)	112.4
Interest on R&D and PEE	(6,585)	(8,244)	(10,813)	(39.1)	(34,345)	(41,781)	(17.8)
Accounts receivable tied to the concession fair value's update	-	(4,380)	-	-	(51,211)	(5,235)	878.2
Estimated losses on impairment of assets	(5,372)	-	(136,917)	(96.1)	(5,372)	(136,917)	(96.1)
Other financial expenses	(42,906)	(97,613)	(67,389)	(36.3)	(216,129)	(208,770)	3.5
Financial income (expenses)	(192,700)	(143,255)	(365,960)	(47.3)	(754,217)	(734,656)	2.7

2.6 Consolidated Net Income

In 4Q17, Copel recorded net income of R$160.2 million against a loss of R$271.1 million registered in the same period of 2016.

In 2017, the net income was R$1,118.3 million, higher 41.6% from R$789.8 million accumulated in 2016.

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Earnings Release 4Q17

2.7 Consolidated Income Statement

							R$'000
Income Statement	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,910,664	3,643,669	3,297,052	18.6	14,024,573	13,101,753	7.0
Electricity s ales to final cus tomers	1,258,915	1,197,358	1,100,531	14.4	4,681,533	5,231,505	(10.5)
Electricity s ales to distributors	879,843	798,482	681,108	29.2	3,176,354	2,676,072	18.7
Use of the main dis tribution a nd transmis sion grid	855,319	794,692	827,635	3.3	3,617,941	3,976,583	(9.0)
Construction revenue	276,191	196,994	344,977	(19.9)	868,001	1,279,642	(32.2)
Fair value of a ssets from the i ndemnity for the concession	48,655	2,980	3,430	-	57,080	132,741	(57.0)
Revenues from telecommunications	81,897	81,918	74,232	10.3	308,952	261,581	18.1
Dis tribution of piped gas	94,745	117,566	102,882	(7.9)	454,815	471,885	(3.6)
Result of Sectorial financial a ss ets a nd l iabilities	381,121	417,889	110,470	245.0	718,826	(1,079,662)	-
Other operating revenues	33,978	35,790	51,787	(34.4)	141,071	151,406	(6.8)
OPERATING COSTS AND EXPENSES	(3,618,124)	(3,159,702)	(3,396,123)	6.5	(11,984,931)	(11,279,346)	6.3
Electricity purchased for resale	(1,792,276)	(1,958,195)	(1,258,227)	42.4	(6,165,450)	(4,685,604)	31.6
Charge of the main distribution and transmiss ion grid	(229,772)	(173,068)	(184,689)	24.4	(712,030)	(866,243)	(17.8)
Personnel a nd management	(423,350)	(294,754)	(457,905)	(7.5)	(1,343,344)	(1,304,418)	3.0
Pension and healthcare plans	(62,085)	(58,358)	(67,404)	(7.9)	(237,597)	(259,767)	(8.5)
Materials a nd supplies	(24,290)	(19,875)	(18,365)	32.3	(83,124)	(81,463)	2.0
Materials a nd supplies for power eletricity	(74,970)	(8,902)	(8,775)	754.4	(97,360)	(33,352)	191.9
Natural gas a nd s upplies for the gas business	(61,628)	(78,079)	(61,177)	0.7	(309,542)	(325,413)	(4.9)
Third-party s ervices	(136,023)	(134,906)	(147,936)	(8.1)	(521,515)	(550,493)	(5.3)
Depreciation a nd a mortization	(182,208)	(182,197)	(176,188)	3.4	(731,599)	(708,296)	3.3
Provis ions a nd reversals	(268,352)	100,038	(603,729)	(55.6)	(365,539)	(768,696)	(52.4)
Construction cos t	(297,771)	(189,011)	(353,720)	(15.8)	(1,003,881)	(1,280,745)	(21.6)
Other cost and expens es	(65,399)	(162,395)	(58,008)	12.7	(413,950)	(414,856)	(0.2)
EQUITY IN EARNINGS OF SUBSIDIARIES	47,023	(22,505)	47,827	(1.7)	107,516	221,695	(51.5)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	339,563	461,462	(51,244)	-	2,147,158	2,044,102	5.0
FINANCIAL RESULTS	(192,700)	(143,255)	(365,960)	(47.3)	(754,217)	(734,656)	2.7
Financia l income	164,248	236,246	198,467	(17.2)	699,310	896,553	(22.0)
Financia l expens es	(356,948)	(379,501)	(564,427)	(36.8)	(1,453,527)	(1,631,209)	(10.9)
OPERATIONAL EXPENSES/ INCOME	146,863	318,207	(417,204)	-	1,392,941	1,309,446	6.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13,357	71,577	146,147	(90.9)	(274,686)	(519,690)	(47.1)
Income tax a nd s ocial contribution on profit	89,879	(143,708)	50,315	78.6	(379,943)	(589,322)	(35.5)
Deferred i ncome tax and social contribution on profit	(76,522)	215,285	95,832	-	105,257	69,632	51.2
NET INCOME (LOSS)	160,220	389,784	(271,057)	-	1,118,255	789,756	41.6
Attributed to controlling shareholders	99,930	383,314	(211,350)	-	1,033,626	827,999	24.8
Attributed to non-controlling i nterest	60,290	6,470	(56,507)	-	84,629	(38,243)	-
EBITDA	521,771	643,659	124,944	317.6	2,878,757	2,752,398	4.6

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Earnings Release 4Q17

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2016 are described below. Additional information can be found in the Notes to our Financial Statement.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On December 31, 2017, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,286.1 million, 4.2% lower than the R$1,342.7 million recorded on December 2016. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 60% and 100% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

The State of Paraná requested the Company and the Board of Directors approved, on June 16, 2016, subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement, which contemplates: (i) from April to December 2016, a total grace period for principal and interest payments; and (ii) from January to December 2017, a grace only the principal amount, but with monthly interest payments. The other clauses would be maintained, including the maintenance of the current correction and interest rates, thus not affecting the overall net present value of said agreement.

The State of Paraná complied with the agreed terms and made the payments of the monthly installments of interest estimated until December 2017. Once the grace period ended, as of January 2018, there are 88 monthly installments, which are being paid strictly under the conditions contracted.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The current balance of the CRC is R$1,516.4 million.

Other temporary investments

In November 2016, the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an associated company and is now considered a financial asset available for sale. Accordingly, its recognition is no longer recorded under the equity method, but rather at fair value. On September 30, 2017, the balance of this account amounted to R$489.3 million, R$470.7 million of which is related to Copel’s investment in Sanepar.

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subject to rounding.

Earnings Release 4Q17

In December 2017, the Company participated as a seller of the public offering for the secondary distribution of share deposit certificates ("Units"), each representing one common share and four preferred shares issued by Companhia de Saneamento do Paraná - SANEPAR, in accordance with the documents of the respective offer.

Copel's participation in the transaction included the sale of 8,859,914 Units, which represents all of its Units issued by Sanepar, of which 7,268,653 Units held by Copel Holding and 1,591,261 Units held by Copel Comercialização, at the price of R$55,20/Unit. As a result, the Company ceased to have an investment in Sanepar, and as of December 31, 2017, the balance of this account totaled R$18.7 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On December 31, 2017, the Company had a net asset of R$59.7 million. More detail in our Financial Statement (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$606.5 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,181.6 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$1,418.4 million) and (d) the gas distribution concession agreement - Compagas (R$303.6 million).

Due to the publication of Complementary State Law 205/2017, which brought a new interpretation on the due date of Compagas concession (from July 06, 2024 to January 20, 2019), a transfer of R$160.0 million was made from the intangible to Accounts Receivable Related to the Concession. More details in our Financial Statement (Note 2.1.1).

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subject to rounding.

Earnings Release 4Q17

As of December 31, 2017, the balance of the account totaled R$4,510.1 million. More details in our Financial Statement (NE n ° 10).

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On December 31, 2017, the amount registered in this account was R$68.9 million. More details in Notes 11 to our Financial Statement.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 9.8% until December 31, 2017, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 10.0%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” decreased by 0.1% due to the adjustment made as a result of the new interpretation on the maturity of the Compagas concession, partially offset by investments in new assets in the period.

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subject to rounding.

Earnings Release 4Q17

3.2 Balance Sheet – Assets

					R$'000
	Dec-17	Sep-17	Dec-16	Var.%	Var.%
Assets	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,701,834	6,180,714	4,237,241	(7.7)	34.6
Cash and cash equivalents	1,040,075	1,305,400	982,073	(20.3)	5.9
Bonds and securities	1,341	241,567	136,649	(99.4)	(99.0)
Collaterals and escrow accounts	59,372	65,749	1,294	(9.7)	-
Customers	2,733,240	2,653,868	2,217,355	3.0	23.3
Dividends receivable	80,815	52,662	71,758	53.5	12.6
CRC transferred to the State of Paraná	167,109	122,302	-	36.6	-
Sectorial financial assets	171,609	64,908	-	164.4	-
Account receivable related to concession	149,744	152,228	65,595	(1.6)	128.3
Other current receivables	409,351	366,729	306,933	11.6	33.4
Inventories	110,559	116,701	130,637	(5.3)	(15.4)
Income tax and social contribution	501,685	762,758	188,952	(34.2)	165.5
Other current recoverable taxes	198,232	204,380	67,931	(3.0)	191.8
Prepaid expenses	39,867	34,194	39,096	16.6	2.0
Related parties	38,835	37,268	28,968	4.2	34.1
NON-CURRENT	27,479,813	27,526,470	26,070,929	(0.2)	5.4
Long Term Assets	8,633,949	8,801,560	8,341,864	(1.9)	3.5
Bonds and securities	244,645	165,414	223,928	47.9	9.3
Other temporary investments	18,727	489,334	408,297	(96.2)	(95.4)
Collaterals and escrow accounts	75,665	72,765	73,074	4.0	3.5
Customers	261,082	270,450	270,786	(3.5)	(3.6)
CRC transferred to the State of Paraná	1,349,253	1,369,471	1,522,735	(1.5)	(11.4)
Judicial deposits	582,529	574,453	657,603	1.4	(11.4)
Sectoral financial assets	171,609	194,725	-	(11.9)	-
Account receivable related to concession	4,360,378	4,060,841	3,748,335	7.4	16.3
Accounts receivable related to the concession compensation	68,859	68,182	67,401	1.0	2.2
Other non-current receivables	149,416	102,835	73,551	45.3	103.1
Income tax and social contribution	176,480	162,844	169,967	8.4	3.8
Deferred income tax and social contribution	915,492	994,010	814,355	(7.9)	12.4
Other non-current recoverable taxes	116,974	117,018	131,108	-	(10.8)
Prepaid expenses	12,684	16,570	25,583	(23.5)	(50.4)
Related parties	130,156	142,648	155,141	(8.8)	(16.1)
Investments	2,563,590	2,500,985	2,334,950	2.5	9.8
Property, plant and equipment, net	9,829,450	9,661,798	8,934,303	1.7	10.0
Intangible assets	6,452,824	6,562,127	6,459,812	(1.7)	(0.1)
TOTAL	33,181,647	33,707,184	30,308,170	(1.6)	9.5

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Earnings Release 4Q17

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$9,830.5 million on December 31, 2017, an increase of 11.2% compared to the R$8,837.1 million recorded in 2016, mainly due to the 6th issue of R$520.0 million in debentures from Copel Holding and the 2nd issue of R$220.0 million in debentures from Copel Telecomunicações.

On December 31, 2017, Copel’s gross debt represented 63.3% of consolidated shareholders’ equity, which at the end of the period was R$15,529.8 million, equivalent to R$56.75 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

			R$'000
		Total	Composition
			%
Domestic Currency	Eletrobras - COPEL	34,997	0.4
	FINEP	16,337	0.2
	BNDES	1,576,660	16.0
	Banco do Brasil S/A and other	1,512,322	15.4
	Debentures and Promissory Notes	6,600,897	67.1
	Total	9,741,213	99.1
Foreign Currency	National Treasury	89,270	0.9
	Total	89,270	0.9
TOTAL		9,830,483	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term 2018			Long Term				Total
		2019	2020	2021	2022	2023	From 2024
Domestic Currency	2,415,943	3,192,751	1,103,102	759,627	1,003,861	204,403	1,061,526	9,741,213
Foreign Currency	785	-	-	-	-	-	88,485	89,270
TOTAL	2,416,728	3,192,751	1,103,102	759,627	1,003,861	204,403	1,150,011	9,830,483

Endorsements and Guarantees

At the end of December 31, 2017, the Company had R$1,538.1 million in guarantees and endorsements, as shown below.

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Earnings Release 4Q17

					R$'000
	Dec-17	Sep-17	Dec-16	Var.%	Var.%
Guarantees and Endorsements¹	(1)	(3)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira de Energia S.A.	-	64,142	66,802	-	-
Caiuá Transmissora de Energia S.A.	35,039	35,843	38,230	(2.2)	(8.3)
Integração Maranhense Transmissora de Energia S.A.	57,328	58,797	63,171	(2.5)	(9.2)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	372,833	381,776	392,164	(2.3)	(4.9)
Guaraciaba Transmissora de Energia (TP SUL) S.A.	206,502	191,133	190,343	8.0	8.5
Costa Oeste Transmissora de Energia S.A.	-	-	15,573	-	-
Mata de Santa Genebra Transmissão S.A.	352,652	272,768	244,998	29.3	43.9
Paranaíba Transmissora de Energia S.A.	169,564	169,966	148,872	(0.2)	13.9
Marumbi Transmissora de Energia S.A.	-	-	38,689	-	-
Cantareira Transmissora de Energia S.A.	215,204	208,101	32,192	3.4	568.5
Voltalia São Miguel do Gostoso I Participações S.A.	129,018	131,014	142,030	(1.5)	(9.2)
TOTAL	1,538,140	1,513,540	1,373,064	1.6	12.0

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	4,872,871	1,712,991	416,518	2,201,593	626,510	9,830,483
Availability	403,391	251,145	31,977	313,228	361,985	1,361,726
Net debt	4,469,480	1,461,846	384,541	1,888,365	264,525	8,468,757

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Earnings Release 4Q17

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,384	23,188	6,977	845	507,560	554,954
¹Relative to SPP Cavernoso, Apucaraninha, Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Dec-17	Sep-17	Dec-16	Var %	Var %
	(1)	(3)	(3)	(1/2)	(1/3)
Tax	138,541	134,026	236,877	3.4	(41.5)
Labor suits	475,631	449,167	458,901	5.9	3.6
Employees and Benefits	89,438	57,073	42,366	56.7	111.1
Civil	742,554	542,839	465,804	36.8	59.4
Civil and administrative claims	527,613	344,772	295,484	53.0	78.6
Easements	110,936	103,806	99,380	6.9	11.6
Condemnations and property	95,627	87,648	65,712	9.1	45.5
Customers	8,378	6,613	5,228	26.7	60.3
Environmental claims	1,584	1,257	1,432	26.0	10.6
Regulatory	64,316	67,211	67,958	(4.3)	(5.4)
TOTAL	1,512,064	1,251,573	1,273,338	20.8	18.7

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end 2017, totaled R$3,113.3 million, 21.6% higher than in December 2016 (R$2,559.9 million), distributed in lawsuits of the following natures: fiscal (R$858.1 million), regulatory (R$793.4 million), civil (R$1,081.5 million), labor (R$360.1 million) and employee benefits (R$20.2 million).

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Earnings Release 4Q17

3.4 Balance Sheet – Liabilities

					R$'000
	Dec-17	Sep-17	Dec-16	Var.%	Var.%
Liabilities	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	6,109,914	7,666,236	5,656,036	(20.3)	8.0
Payroll, social charges and accruals	313,967	320,065	287,797	(1.9)	9.1
Suppliers	1,683,577	2,175,030	1,255,639	(22.6)	34.1
Income tax and social contribution payable	86,310	245,134	41,454	(64.8)	108.2
Other taxes due	345,487	375,903	294,994	(8.1)	17.1
Loans, financing and debentures	2,416,728	3,277,407	2,601,940	(26.3)	(7.1)
Minimum compulsory dividend payable	288,981	313,304	266,831	(7.8)	8.3
Post employment benefi ts	53,225	47,572	47,894	11.9	11.1
Customer charges due	150,025	143,468	141,712	4.6	5.9
Research and development and energy effi ciency	282,766	269,755	231,513	4.8	22.1
Accounts Payable related to concession	62,624	61,798	66,210	1.3	(5.4)
Net sectorial fi nancial liabilities	192,819	293,130	155,261	(34.2)	24.2
Other accounts payable	121,405	143,670	264,791	(15.5)	(54.2)
Provision for litigation	112,000	-	-	-	-
NON-CURRENT	11,541,960	10,172,706	9,654,722	13.5	19.5
Suppliers	43,469	36,710	36,711	18.4	18.4
Deferred i ncome tax and s ocial contribution	156,630	189,795	178,430	(17.5)	(12.2)
Other taxes due	809,576	811,092	303,146	(0.2)	167.1
Loans, financing and debentures	7,413,755	6,249,288	6,235,162	18.6	18.9
Post employment benefi ts	812,878	758,617	721,971	7.2	12.6
Research and development and energy effi ciency	249,709	244,784	252,376	2.0	(1.1)
Accounts Payable related to concession	492,330	487,040	499,332	1.1	(1.4)
Net sectorial fi nancial liabilities	90,700	89,131	123,731	1.8	(26.7)
Other accounts payable	72,849	54,676	30,525	33.2	138.7
Tax, social security, labor and ci vil provisions	1,400,064	1,251,573	1,273,338	11.9	10.0
EQUITY	15,529,773	15,868,242	14,997,412	(2.1)	3.5
Attributed to controlling shareholders	15,223,258	15,579,664	14,733,514	(2.3)	3.3
Share ca pital	7,910,000	7,910,000	7,910,000	-	-
Equity valuation adjustments	895,601	949,011	998,466	(5.6)	(10.3)
Legal reserves	844,398	792,716	792,716	6.5	6.5
Retained earnings	5,573,259	4,939,717	5,032,332	12.8	10.7
Accrued ea rnings	-	988,220	-	-	-
Attributable to non-controlling interest	306,515	288,578	263,898	6.2	16.1
TOTAL	33,181,647	33,707,184	30,308,170	(1.6)	9.5

29

subject to rounding.

Earnings Release 4Q17

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT reported a positive EBITDA of R$119.7 million in 4Q17 versus a negative EBITDA of R$100.5 million verified in 4Q16. It should be noted that the result of Copel GeT in 4Q16 was adversely impacted (a) by the negative equity result of R$445.4 million related to (i) the impairment of the Cutia Wind Complex and (ii) R$69.1 million of impairment and R$136.9 million related to the provision for investment devaluation made by UEG Araucária (adjustment made in 2017 with the restatement of the 2016 balances), and (b) R$110.6 million related Copel GeT’s impairment.

In relation to the EBITDA recorded in 4Q17, the amount calculated was mainly impacted by the higher cost of energy purchases (R$147.5 million in 4Q17 versus R$11.8 million in 4Q16), due to the lower GSF (69.3% in 4Q17 compared to 88.3% in 4Q16) and the recording of R$185.1 million in provisions and reversals.

The manageable costs, excluding estimated losses, provisions and reversals, and fees on water use and inspection, decreased by 0.2% and mainly reflect the lower costs with personnel and management, pension and healthcare plans and materials.

The “personnel” line had a 1.5% decrease and mainly reflects the lower balance of the indemnification provision concerning the Incentive Dismissal Plan. Up to December 31, 2017, 53 employees joined the incentive dismissal program and left the Company throughout the year. The adhesion of these employees to the program represented a cost of R$11.3 million in 2017, with a cost reduction perspective of R$15.5 million as of 2018.

Personnel and Management	4Q17	4Q16	Var. %	2017	2016	Var. %
Pers onnel and Ma nagement	107,694	109,329	(1.5)	318,438	302,139	5.4
(-) Provis ion for i ndemnification for voluntary dis mis sa l¹	(8,582)	(10,965)	(39.0)	(13,661)	(16,601)	(39.3)
TOTAL	99,112	98,364	0.8	304,777	285,538	6.7
¹ Regarding the total of 66 employees who joined the PDI during the year 2017.

Excluding the provisions with indemnities for the Incentive Dismissal Program, the costs with personnel and administrators increased by 0.8% (compared to 2.94% inflation of the last 12 months), reflecting the adjustment applied to salaries as of October 2017 and the organizational restructuring of Copel Renováveis as of September 2017, which resulted in the transfer of activities and of 56 employees to Copel GeT.

Manageable Costs	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel a nd ma nagement	107,694	109,329	(1.5)	318,438	302,139	5.4
Private pension a nd hea lthcare pla ns	15,685	16,707	(6.1)	58,521	63,883	(8.4)
Materials	3,625	3,890	(6.8)	16,129	16,803	(4.0)
Third pa rty services	30,185	26,290	14.8	110,285	104,675	5.4
Other operating cos ts and expens es	5,297	6,640	(20.2)	32,264	45,130	(28.5)
TOTAL	162,486	162,856	(0.2)	535,637	532,630	0.6

30

subject to rounding.

Earnings Release 4Q17

The following table presents the main indicators of Copel GeT.

							R$'000
	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
Main Indicators	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	824.4	729.3	876.1	(5.9)	3,409.9	3,935.3	(13.4)
Operating Costs and Expenses (R$ million)	(760.8)	(510.4)	(593.4)	28.2	(2,116.0)	(1,885.0)	12.3
Operating Income (R$ million)	(49.9)	196.0	(271.2)	(81.6)	892.6	1,258.0	(29.0)
Net Income (R$ million)	84.3	164.9	(226.3)	-	739.0	822.4	(10.1)
EBITDA (R$ million)	118.2	381.4	(100.5)	-	1,632.7	1,976.2	(17.4)
Operating Margin	-	26.9%	-	-	26.2%	32.0%	(18.1)
Net Margin	10.2%	22.6%	-	-	21.7%	20.9%	3.7
EBITDA Margin	14.3%	52.3%	-	-	47.9%	50.2%	(4.7)
Investment Program (R$ million)	327.2	240.9	297.4	10.0	1,071.3	1,879.2	(43.0)

Excluding non-recurring events, Copel GeT’s EBITDA decrease 18.3%, totaling R$316.5million, mainly reflecting the higher cost of the electric energy purchased for resale (R$147.5 million in 4Q17 versus R$11.8 million in 4Q16) due to the lower GSF (69.3% in 4Q17 versus 88.3% in 4Q16).

The 4Q17 net profit was of R$84.3 million versus R$226.3 million in 4Q16.

						R$ million
Adjusted EBITDA	4Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	118.2	(100.5)	-	1,632.7	1,976.2	(17.4)
(-)/+ Remeas urement of financial as s ets RBSE	-	(38.3)	-	(183.0)	(809.7)	-
(-)/+ Provis ion for l itigation	92.7	-	-	92.7	-	-
(-)/+ Copel GeT Impairment Tes t	87.9	96.1	(8.5)	61.6	110.6	(44.3)
(-)/+ Araucária TPP Impairment Tes t (60%)	-	41.5	-	(41.5)	41.5	-
(-)/+ Provision for devaluation of Araucária TPP Inves tment (60%)	3.2	82.1	(96.1)	3.2	82.1	(96.1)
(-)/+ Wind Farm Impairment Test	14.5	314.4	-	(8.3)	314.4	-
(-)/+ Remes uration of the Indemnifi cation of Generation Conces s ions	-	(8.1)	-	-	(8.1)	-
Adjusted EBITDA	316.5	387.2	(18.3)	1,557.5	1,707.0	(8.8)

In 2017, Copel GeT recorded an EBITDA of R$1,632.7 million, a 17.4% decrease when compared to the same period of the previous year, mainly reflecting the non-recurring events related to the recognition of the RBSE reameasurement, which improved the result by R$809.7 million in 2016, the record of R$92.7 million related to the provision for lawsuits and for the estimated losses with generation assets impairment, and R$361.2 million in energy purchased (R$60.8 million in 2016).

Excluding the aforementioned effects, Copel GeT’s adjusted EBITDA was of R$1,557.5 million in 2017, a 8.8% decrease when compared to the adjusted EBITDA of 2016.

31

subject to rounding.

Earnings Release 4Q17

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$110.9 million in 4Q17, a 13.4% increase over the R$97.8 million verified in 4Q16, mainly reflecting the average adjustment of 5.85% on the tariffs as of June 24, 2017, the 4.8% growth in the grid market of the distributor partially offset by the higher balances of provisions related mainly to labor and employment benefits matters (R$80.0 million in 4Q17 versus R$8.5 million in 4Q16).

The “result of sector financial assets and liabilities” account totaled R$381.1 million and corresponds the higher costs of electric energy purchased for resale, mainly due to the higher hydrological deficit (30.7% in 4Q17 versus 11.7% in 4Q16) and the average PLD (R$398.09/MWh in 4Q17 and R$162.82/MWh in 4Q16).

The manageable costs, excluding estimated losses, provisions and reversals, decreased by 6.5% and mainly reflect the lower costs with personnel and management, pension and healthcare plans and indemnities.

Manageable Costs	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel and management	267,143	285,618	(6.5)	822,963	804,974	2.2
Private pension and healthcare plans	40,177	41,597	(3.4)	154,285	163,329	(5.5)
Materials	18,731	12,954	44.6	60,320	59,178	1.9
Third party services	89,069	82,446	8.0	347,393	348,479	(0.3)
Other operating costs and expenses	32,390	56,219	(42.4)	157,921	167,035	(5.5)
TOTAL	447,510	478,834	(6.5)	1,542,882.0	1,542,995	-

It should be noted that the costs with personnel and management decreased by 6.5%, mainly as a result of lower costs with compensation due to the salary policy applied as from October 2017, and the lower provision for indemnities is due to the Incentive Dismissal Plan. Up to December 31, 2017, there was a reduction of 276 employees in Copel Distribuição’s staff, of which 175 joined the incentive dismissal program and left the Company throughout 2017. The adhesion of these employees to the program represented a cost of R$23.5 million in 2017, with a cost reduction perspective of R$37.7 million as of 2018.

Personnel and Management	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel and management	267,143	285,618	(6.5)	822,963	804,974	2.2
(-) Provision for indemnifi cation for voluntary dismissal¹	(12,215)	(16,604)	(3.4)	(29,188)	(25,556)	(5.5)
TOTAL	254,928	269,014	(5.2)	793,775	779,418	1.8
¹ Regarding the total of 171 employees who joined the PDI during the year 2017.

Disregarding the effect of the provision for indemnification related to the PDI, the costs with personnel decreased by 5.2% over 4Q16, corresponding to R$14.1 million, and totaled R$254.9 million in the year.

The net income 4Q17 was of R$85.8 million, 73.1% higher than the R$49.6 million year-over-year, mainly due to, in addition to the factors mentioned above, the lower financial expense related to debt charges.

32

subject to rounding.

Earnings Release 4Q17

							R$'000
Main Indicators	4Q17 (1)	3Q17 (2)	4Q16 (3)	Var.% (1/3)	2017 (4)	2016 (5)	Var.% (4/5)
Net Operating Revenue (R$ million)	2,605.6	2,588.1	2,244.7	16.1	9,358.7	8,344.8	12.2
Operating Costs and Expenses (R$ million)	(2,566.0)	(2,525.3)	(2,215.9)	15.8	(9,071.4)	(8,502.4)	6.7
Operating Income (R$ million)	72.6	90.5	4.6	1,494.9	324.4	(162.6)	-
Net Income (R$ million)	85.8	182.2	49.6	73.1	347.3	(180.4)	-
EBITDA (R$ million)	110.9	134.1	97.8	13.4	573.1	116.6	391.7
Operating Margin	2.8%	3.5%	0.2%	1,274.1	3.5%	-	-
Net Margin	3.3%	7.0%	2.2%	49.1	3.7%	-	-
EBITDA Margin	4.3%	5.2%	4.4%	(2.3)	6.1%	1.4%	338.4
Investment Program (R$ million)	192.4	155.0	224.4	(14.3)	630.4	777.1	(18.9)

In 2017, Copel Distribuição recorded an EBITDA of R$573.1 million, 5 times higher than 2016 (EBITDA of R$116.6 million). This performance was mainly affected by (i) the 3.4% increase in 2017 grid market, (ii) the average adjustment of 5.85% on the tariffs as of June 24, 2017, and (iii) the 15.81% reduction in provisions and reversals, mainly due to the lower balance of PECLD (R$83.9 million in 2017 versus R$171.0 million in 2016), partially offset by higher provisions related to lawsuits on benefits to employees.

Manageable costs, excluding estimated losses, provisions and reversals, were in line with 2016, totaling R$1,542.9 million, while personnel and management costs increased 2.2%, below the year’s inflation, mainly reflecting the policy of not replacing job vacancies.

Excluding the non-recurring effects of provisions and reversals and the record of PECLD above the tariff coverage, Copel Distribuição’s EBITDA would be of R$142.7 million in 4Q17, an 3.7% increase over the R$137.6 million in 4Q16. In 2017, EBITDA would be of R$636.5 million, 106.2% higher than in 2016 (R$308.8 million).

						R$ million
	4Q17	4Q16	Var.%	2017	2016	Var.%
Adjusted EBITDA	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	110.9	97.8	13.4	573.1	116.6	391.7
+/(-) Al l owa nce for doubtful a ccounts	5.7	39.8	(85.7)	40.6	129.9	(68.7)
+ Provi s i on for l i ti ga ti on	30.8	-	-	30.8	62.3	-
(-) Reve rs a l of l i ti ga ti on	(4.7)	-	-	(8.0)	-	-
Adjusted EBITDA	142.7	137.6	3.7	636.5	308.8	106.2

4.3 Copel Telecomunicações

Copel Telecom reported an EBITDA of R$23.9 million in 4Q17, a 2.5% decrease when compared to R$24.5 million verified in 4Q16. This result reflects higher costs with third-party services and advertising and marketing, partially offset by 13.6% growth in telecom revenues, due to the expansion of the customer base.

The manageable costs, excluding estimated losses, provisions and reversals, increased by 13.5% in the period, mainly due to the increase in advertising costs (in line with other costs and operating expenses) and to the increase with third-party services, which are required to expand the area of operations, partially offset by the reduction in the “personnel” and “private pension and healthcare plans” line.

33

subject to rounding.

Earnings Release 4Q17

Tel
Manageable Costs	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel a nd management	34,047	35,332	(3.6)	107,874	101,397	6.4
Private pension and healthcare plans	3,961	4,791	(17.3)	14,800	18,827	(21.4)
Materials	1,152	660	74.5	2,978	2,044	45.7
Third party services	18,807	13,772	36.6	67,612	46,552	45.2
Other operating costs a nd expenses	15,041	9,774	53.9	41,589	31,132	33.6
TOTAL	73,008	64,329	13.5	234,853	199,952	17.5

It should be noted that the costs with personnel and administrators decreased by 3.6% in 4Q17, mainly due to the salary policy applied as from October 2017 and the reduction of the staff resulting from the Incentive Dismissal Plan. Throughout 2017, 25 employees left the company, totaling an indemnity cost of R$2.9 million with a cost reduction perspective of R$3.7 millions.

Personnel and Management	4Q17	4Q16	Var. %	2017	2016	Var. %
Personnel a nd management	34,047	35,332	(3.6)	107,874	101,397	6.4
(-) Provision for indemnificati on for vol untary dismi ssal¹	(2,057)	(981)	(17.3)	(5,813)	(2,036)	(21.4)
TOTAL	31,990	34,351	(6.9)	102,061	99,361	2.7
¹ Regarding the total of 27 employees who joined the PDI during the year 2017.

Disregarding the effect of the provision for indemnification related to the PDI, the costs with personnel decreased by 6.9% over 4Q16.

							R$'000
	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
Main Indicators	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	100.3	99.4	88.3	13.6	380.6	325.1	17.1
Operating Costs and Expenses (R$ million)	(87.2)	(67.7)	(72.9)	19.5	(286.4)	(241.8)	18.4
Operating Income (R$ million)	6.7	28.2	16.1	(58.7)	75.3	73.7	2.3
Net Income (R$ million)	8.1	18.8	19.7	(58.8)	54.1	58.3	(7.3)
EBITDA (R$ million)	23.9	41.5	24.5	(2.5)	133.7	117.9	13.4
Operating Margin	6.7%	28.3%	18.3%	(63.6)	19.8%	22.7%	(12.6)
Net Margin	8.1%	18.9%	22.3%	(63.7)	14.2%	17.9%	(20.8)
EBITDA Margin	23.9%	41.7%	27.8%	(14.1)	35.1%	36.3%	(3.1)
Investment Program (R$ million)	62.6	75.5	44.9	39.4	241.1	193.8	24.4

 The net profit totaled R$8.1 million, down 58.8% versus R$19.7 million in 4Q16, reflecting the higher cost with debt charges due to the higher balance of debentures.

In 2017, Copel Telecom’s EBITDA reached R$133.7 million, a 13.4% decrease over 2016 performance, while the net profit decrease 7.3%, totaling R$54.1 million.

4.4 UEG Araucária

In 4Q17, UEG Araucária reported net revenue of R$128.0 million, reflecting the generation of 195.2 GWh in the period. The operating costs and expenses totaled R$115.8 million, up 1.6% on those recorded in 4Q16, mainly reflecting higher expenses with materials and suplies for power electricity, while in 4Q16 was recorded R$69.1 million in impairment and R$28.4 million in costs of third-party services related to the maintenance of the plant. As a result, UEG Araucária recorded EBITDA of R$18.2 million and loss of R$8.5 million in 4Q17. In the year to date, UEG Araucária recorded R$31.1 million of EBITDA and a loss of R$0.4 million.

34

subject to rounding.

Earnings Release 4Q17

	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
Main Indicators	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	128.0	1.1	-	-	129.1	57.4	(91.0)
Operating Costs and Expenses (R$ million)	(115.8)	42.9	(114.0)	1.6	(121.9)	(259.3)	(89.1)
Operating Income (R$ million)	17.8	35.9	(257.5)	-	6.7 -	323.4	-
Net Income (R$ million)	(8.5)	55.2	(211.2)	(96.0)	(0.4) -	277.0	-
EBITDA (R$ million)	18.2	50.0	(108.1)	-	31.1 -	178.4	-
Operating Margin	13.9%	-	-	-	5.2%	-	-
Net Margin	-	-	-	-	-	-	-
EBITDA Margin	14.2%	-	-	-	24.1%	-	-

It should be noted that on December 31, 2017 an adjustment was made to the balances of the result presented by UEG Araucária in 2016, related to the provision registration in the amount of R$136.9 million for devaluation of investment held in Multimarket Investment Fund, on the date basis of December 31, 2016. More details see item 1.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 2017 is shown in the following table:

				R$'000

	Total Assets	Shareholders'	Net Oper.	Net Income
Partnerships - Dec-17		Equity	Revenues
Parent Company (Consolidated)
Companhia Paranaense de Gás - Compagás	632,910	397,758	515,563	113,953
Elejor - Centrais Elétricas do Rio Jordão S.A.	675,450	61,727	291,597	96,220
UEG Araucária Ltda	526,330	465,474	129,084	(7,861)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	99,028	65,972	11,837	(5,032)
Caiuá Transmissora de Energia S.A.	230,743	114,361	(2,904)	(8,207)
Cantareira Transmissora S.A	952,670	408,200	392,766	7,917
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,428,247	853,716	208,444	51,791
Integração Maranhense Transmissora de Energia S.A.	466,783	231,430	(14,460)	(18,066)
Marumbi Transmissora de Energia S.A.	162,155	106,677	19,498	(11,921)
Mata de Santa Genebra Transmissão S.A.	1,722,063	916,914	588,123	38,877
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,774,973	1,705,752	403,891	117,092
Paranaíba Transmissora de Energia S.A.	1,698,213	662,342	320,302	69,469
Transmissora Sul Brasileira de Energia S.A.	659,464	321,801	53,374	(25,042)
Voltalia São Miguel do Gostoso I Participações S.A.	155,272	153,058	-	(1,152)
Associates (Equity in erarning)
Dona Francisca Energética S.A.	138,079	129,492	70,716	38,540
Foz do Chopim Energética Ltda	61,163	36,579	40,441	18,579

35

subject to rounding.

Earnings Release 4Q17

5. Investment Program

The following chart shows the investment program carried in 2017 and schedule 2018:

			R$ million
	Carried	Carried	Scheduled
Subsidiary / SPC	4Q17	2017	2018[1]
Copel Geração e Transmissão	327.2	1,071.3	743.6
HPP Colíder	46.2	159.6	98.7
HPP Baixo Iguaçu[1]	55.5	249.7	71.7
TL Araraquara / Taubaté	34.8	141.0	40.4
TL Foz do Chopim - Realeza	-	3.1	-
TL Assis - Londrina	-	28.5	-
TL Curitiba Leste / Blumenau	32.9	47.9	281.8
Mata de Santa Genebra Transmissão[2]	34.1	210.9	-
Cantareira Transmissora[2]	12.3	35.2	14.8
Paranaíba Transmissora[2]	-	2.1	-
Bateias Substation	-		17.5
Others	111.5	193.3	218.7
Copel Distribuição	192.4	630.4	790.0
Copel Telecomunicações	62.6	241.1	340.2
Copel Comercialização	-	-	0.2
Copel Renováveis	-	-	-
Holding	-	-	2.4
Cutia Wind Farm Complex	160.0	566.0	888.5
Copel Brisa Potiguar	-		156.3
São Bento Energia	-		6.6
Other Invesment[3]	-	-	0.8
TOTAL	742.2	2,508.8	2,928.6

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,865 GWh in the 4Q17, which represents a reduction of 6.5%. This result was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Dec-17	Dec-16	Var. %	4Q17	4Q16	Var. %	2017	2016	Var. %
Residential	3,682,009	3,597,105	2.4	1,784	1,724	3.5	7,126	6,932	2.8
Industrial	76,328	82,021	(6.9)	756	1,149	(34.2)	3,254	5,753	(43.4)
Commercial	389,844	382,121	2.0	1,143	1,197	(4.5)	4,651	5,059	(8.1)
Rural	354,829	360,066	(1.5)	556	526	5.7	2,257	2,180	3.5
Other	57,483	57,454	0.1	626	608	3.0	2,455	2,404	2.1
Captive Market	4,560,493	4,478,767	1.8	4,865	5,204	(6.5)	19,743	22,328	(11.6)

For more details visit the Notice to the Market - IR 04/18 (link).

36

subject to rounding.

Earnings Release 4Q17

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 4.8% in 4Q17, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-17	Dec-16	Var. %	4Q17	4Q16	Var. %	2017	2016	Var. %
Captive Market	4,560,493	4,478,767	1.8	4,865	5,204	(6.5)	19,743	22,328	(11.6)
Concessionaries and Licensees	6	6	-	160	141	13.3	599	665	(10.0)
Free Customers ¹	991	620	59.8	2,352	1,694	38.8	8,873	5,274	68.2
Grid Market	4,561,490	4,479,393	1.8	7,377	7,039	4.8	29,215	28,267	3.4

The result was mainly due to the 5.4% increase in the total consumption of the industrial class in 4Q17, as a result of the improvement in industrial production in the state of Paraná, which closed 2017 with a growth of 4.4% compared to 2016. The sectors that contributed most to the increase in energy consumption were: food manufacturing, pulp and papermaking and manufacturing of wood products.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 2.0% between October and December 2017.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		4Q17	4Q16	Var. %	2017	2016	Var. %
Residential		1,784	1,724	3.5	7,126	6,932	2.8
	Total	1,957	2,195	(10.9)	7,689	9,574	(19.7)
Industrial	Captive	756	1,149	(34.2)	3,254	5,753	(43.4)
	Free	1,201	1,046	14.8	4,435	3,821	16.1
	Total	1,201	1,197	0.3	4,847	5,061	(4.2)
Commercial	Captive	1,143	1,197	(4.5)	4,651	5,059	(8.1)
	Free	58	-	-	196	2	-
Rural		556	526	5.7	2,257	2,180	3.5
Other		626	608	3.0	2,455	2,404	2.1
Energy Supply		6,124	6,250	(2.0)	24,374	26,151	(6.8)

37

subject to rounding.

Earnings Release 4Q17

6.4 Total Energy Sold1

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,309 GWh in 4Q17, representing a increase of 2.7%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

	Number of Customers / Agreements			Energy Sold (GWh)

	Dec-17	Dec-16	Var. %	4Q17	4Q16	Var. %	2017	2016	Var. %
Copel DIS
Captive Market	4,560,493	4,478,767	1.8	4,865	5,205	(6.5)	19,743	22,328	(11.6)
Concessionaries and Licensees	3	4	(25.0)	130	130	-	521	614	(15.1)
CCEE (MCP)	-	-	-	27	1,359	(98.0)	1,530	3,611	(57.6)
Total Copel DIS	4,560,496	4,478,771	1.8	5,022	6,694	(25.0)	21,794	26,553	(17.9)
Copel GeT
CCEAR (Copel DIS)	1	1	-	24	42	(42.9)	87	158	(45.0)
CCEAR (other concessionaries)	27	39	(30.8)	218	672	(67.6)	837	3,347	(75.0)
Free Customers	52	40	30.0	1,001	1,046	(4.3)	3,861	3,823	1.0
Bilateral Agreements ¹	37	30	23.3	2,248	1,886	19.2	8,504	7,682	10.7
CCEE (MCP) ²	-	-	-	1,307	367	256.1	4,656	1,762	164.2
Total Copel GeT	117	110	6.4	4,798	4,013	19.6	17,945	16,772	7.0
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	213	212	0.5	840	842	(0.2)
CER	3	3	-	90	90	-	357	358	(0.3)
Total Wind Farm Complex	115	115	-	303	302	0.3	1,197	1,200	(0.2)
Copel Comercialização
Free Customers	139	-	-	258	-	-	771	-	-
Bilateral Agreements	53	-	-	920	-	-	1,882	-	-
CCEE (MCP) ²	-	-	-	8	-	-	18	-	-
Total Copel Comercialização	192	-	-	1,186	-	-	2,671	-	-
Total Copel Consolidated	4,560,920	4,478,996	1.8	11,309	11,009	2.7	43,607	44,525	(2.1)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Ass ured Power allocated in the period, does not cons ider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements i n the Regulated Market / MCP: Short Term Market / CER: Agreements Res erve Energy.

In addition, in November 2017 the TPP Araucária was activated by the Operador Nacional do Sistema - ONS, and generated power energy for two weeks, totaling 195.2 GWh, while in 2016 the plant was not activated.

38

subject to rounding.

1 This item presents a balance different from what was published in the Notice to the Market 04/18, as a result of CCEE recontabilisations of the new Energy MCSD, which impacted Copel Dis's MCP line in 2017

Earnings Release 4Q17

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	2017	2016	Var. %
Itaipu	5,934	5,958	(0.4)
CCEAR – Copel Geração e Transmissão	87	157	(44.6)
CCEAR – Other	9,860	13,387	(26.3)
CCEE (MCP)	215	-	-
Angra	1,023	1,026	(0.3)
CCGF	7,271	7,553	(3.7)
Proinfa	514	593	(13.3)
Elejor S.A	1,186	1,189	(0.3)
Available Power	26,090	29,863	(12.6)
Captive market	19,743	22,328	(11.6)
Concessionaries¹	402	614	(34.5)
Electricity sales to distributor CCEE²	142	-	-
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN³	980	-	-
CCEE (MCP)	1,530	3,611	(57.6)
Losses and differences	3,293	3,310	(0.5)
Basic network losses	455	484	(6.0)
Distribution losses	2,505	2,510	(0.2)
CG contract allocation	333	316	5.4
[1] Eletricity sales to concessionaries with own market of less than 500GWh / year
[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	2017	2016	Var. %
Own Generation	19,867	25,850	(23.1)
MRE	1,272	-	-
Dona Francisca	1,055	141	648.2
Total Available Power	22,194	25,991	(14.6)
Bilateral Agreements	8,504	7,682	10.7
CCEAR – COPEL Distribuição	87	157	(44.6)
CCEAR – Other	837	3,348	(75.0)
Free Customers	3,861	3,823	1.0
CCEE (MCP)	4,656	1,762	164.2
MRE	3,754	8,575	(56.2)
Losses and differences	495	644	(23.1)

39

subject to rounding.

Earnings Release 4Q17

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	2017	2016	Var. %
Own Generation	306	437	(30.0)
Total Available Power	306	437	(30.0)
CCEAR – Other	383	382	0.3
Losses and differences	(77)	55	-

			GWh
Energy Flow - Brisa Potiguar	2017	2016	Var. %
Own Generation	718	781	(8.1)
Total Available Power	718	781	(8.1)
CCEAR – Other	457	459	(0.4)
CER	357	358	(0.3)
Losses and differences	(96)	(36)	166.7

Energy Flow – Copel Comercialização

			GWh
Energy Flow - Copel Com	2017	2016	Var. %
Own Generation	2,671	-	-
Total Available Power	2,671	-	-
Free Customers	771	-	-
Bilateral Agreements	1,882	-	-
CCEE (MCP)	18	-	-

40

subject to rounding.

Earnings Release 4Q17

Consolidated Energy Flow (Jan to Dec 17)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
	Amount	Dec-17	Sep-17	Dec-16	Var. %	Var. %
Tariff
	Average MW	(2)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	108	211.76	211.03	187.18	0.3	13.1
Auction CCEAR 2009 - 2016	-	-	-	178.38	-	-
Auction CCEAR 2011 - 2040 ( HPP Mauá)	100	210.36	209.78	203.71	0.3	3.3
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	229.30	225.81	222.65	1.5	3.0
Auction - CCEAR 2015 - 2044 (UHE Colíder)	-	160.72	160.08	142.47	0.4	12.8
Copel Distribuição
Concession holders in the State of Paraná	59	239.43	236.16	215.32	1.4	11.2
Total / Tariff Weighted Average Supply	167	221.54	220.37	192.05	0.5	15.4
With PIS/COFINS. Net of ICMS.
Power Purchase Average Tariff – Copel Distribuição

Power Purchase Average Tariff – Copel Distribuição

41

subject to rounding.

Earnings Release 4Q17

						R$ / MWh
	Amount	Dec-17	Sep-17	Dec-16	Var. %	Var. %
Tariff*	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	639.0	195.04	209.76	164.90	(7.0)	18.3
Auction – CCEAR 2010 – H30	71.9	201.94	218.27	209.98	(7.5)	(3.8)
Auction – CCEAR 2010 – T15 [2]	54.0	157.61	273.39	143.08	(42.3)	10.2
Auction – CCEAR 2011 – H30	59.1	225.50	225.62	217.72	(0.1)	3.6
Auction – CCEAR 2011 – T15 [2]	54.2	200.84	356.45	180.47	(43.7)	11.3
Auction – CCEAR 2012 – T15 [2]	115.4	285.74	304.55	233.91	(6.2)	22.2
Auction – CCEAR 2014 - 2019 ³	109.0	144.49	365.41	139.64	(60.5)	3.5
Auction – CCEAR 2014 - 2019 [4]	15.3	333.19	333.19	320.12	-	4.1
Auction 2014 - 36M	-	-	-	176.64	-	-
Auction 2016 - T20²	14.0	162.01	163.55	151.83	(0.9)	6.7
Angra	116.6	222.30	229.71	197.79	- 3.2	12.4
CCGF [5]	811.2	69.04	64.39	66.57	7.2	3.7
Santo Antônio	103.6	139.84	139.84	134.99	-	3.6
Jirau	37.0	123.00	123.00	118.73	-	3.6
Others Auctions [6]	342.0	224.22	249.51	213.11	(10.1)	5.2
Bilaterals	135.4	240.53	240.53	232.69	-	3.4
Total / Tariff Average Supply	2,677.8	163.64	184.88	156.88	(11.5)	4.3

[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição

					R$ / MWh
	Dec-17	Sep-17	Dec-16	Var. %	Var. %
Tariff¹	(1)	(2)	(3)	(1/2)	(1/3)
Industrial	406.04	408.44	373.80	(0.6)	8.6
Residential	440.53	440.54	421.43	-	4.5
Commercial	436.37	440.25	408.16	(0.9)	6.9
Rural	297.60	298.48	284.51	(0.3)	4.6
Other	324.42	324.98	308.18	(0.2)	5.3
Retail distribution average rate	403.17	404.99	380.27	(0.4)	6.0
¹ Does not consider tariff flags. Net of ICMS.

42

subject to rounding.

Earnings Release 4Q17

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 27,808. In December 2017 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,836	13.7	77	23.4	100,965	78.7	120,878	44.2
B3	18,692	12.9	77	23.4	68,879	53.7	87,648	32.0
NYSE	1,144	0.8	-	-	31,958	24.9	33,102	12.1
LATIBEX	-	-	-	-	128	0.1	128	0.1
Other	336	0.2	252	76.6	49	-	636	0.2
TOTAL	145,031	100.0	329	100.0	128,296	100.0	273,655	100.0

43

subject to rounding.

Earnings Release 4Q17

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Sep/17)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
B3	Number of Trades	55,357	225	932,069	3,789
	Volume Traded	16,576,500	67,384	192,357,800	781,942
	Trading Value (R$ thousand)	366,631	1,490	5,551,491	22,567
	Presence in Trading Sessions	246	100%	246	100%
	Volume Traded	321,743	1,797	128,316,176	511,220
NYSE	Trading Value (US$ thousand)	2,110	12	1,118,770	4,457
	Presence in Trading Sessions	179	71%	251	100%
	Volume Traded	-	-	1,515,580	12,736
LATIBEX	Trading Value (Euro thousand)	-	-	496	4
	Presence in Trading Sessions	-	-	119	46%

From January to December 2017, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of December 2017, the market value of Copel considering the prices of all markets was R$6,321.5 million.

Out of the 59 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.204% of the portfolio, with a Beta index of 1.251.

Copel also accounted for 4.8% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.7%.

On the B3, Copel’s common closed the period at R$21.40, with a positive variation of 12.2% and class B preferred shares closed the period at R$24.95, with a negative variation of 8.8%. In the same period the Ibovespa had positive change of 26.9%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$7.63, with a negative variation of 10.0%. Over this period, the Dow Jones Index positive by 25.1%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 46% of the trading sessions and closed the period at €6.29, with a negative variation of 22.2%. In the same period the Latibex All Shares index had positive growth of 9.0%.

44

subject to rounding.

Earnings Release 4Q17

The table below summarizes Copel’s share prices in 2017.

	Ticker / Index	Price / Points		Var. (%)
		12.31.2017	12.31.2016
	CPLE3	R$ 21.40	R$ 19.08	12.2
B3	CPLE6	R$ 24.95	R$ 27.36	(8.8)
	Ibovespa	76,402	60,227	26.9
NYSE	ELP	US$ 7.63	US$ 8.48	(10.0)
	Dow Jones	24,719	19,763	25.1
LATIBEX	XCOP	€ 6.29	€ 8.08	(22.2)
	Latibex	1,974	1,812	9.0

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

				Thousands of R$		R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	2016			506,213	1.76466	2.89050	1.94342
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	12/28/2017	223,266	0.77927	-	0.85932
Total	2017			266,000	0.92624	2.89050	1.01887
IOC¹	2017	12/13/17	to be defined	266,000	0.92624	2.89050	1.01887

45

subject to rounding.

Earnings Release 4Q17

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 2017.

Power Plants	Installed	Assured Power Generation		Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,541.9	1,976.1	19,792.9
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	4,788.3	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	6,373.8	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	6,632.2	05.04.2030
HPP Gov. Parigot de Souza(1)	78.0	32.7	379.0	01.05.2046
HPP Mauá (2)	185.2	100.8	1,112.7	07.02.2042
HPP Guaricana	36.0	16.1	150.2	08.16.2026
SHP Cavernoso II	19.0	10.6	69.7	02.27.2046
HPP Chaminé	18.0	11.6	114.5	08.16.2026
HPP Apucaraninha	10.0	6.7	64.0	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	50.6	11.15.2029
HPP Marumbi	4.8	2.4	19.0	(3)
HPP São Jorge	2.3	1.5	14.6	12.03.2024
HPP Chopim I	2.0	1.5	10.4	(4)
HPP Cavernoso	1.3	1.0	2.6	01.07.2031
SHP Melissa	1.0	0.6	5.6	(4)
SHP Salto do Vau	0.9	0.6	4.8	(4)
SHP Pitangui	0.9	0.1	0.8	(4)
Thermal Power Plant	20.0	10.3	70.3
TTP Figueira	20.0	10.3	70.3	03.26.2019
Wind Energy Plants	2.5	0.5	3.7
UEE Eólica de Palmas (5)	2.5	0.5	3.7	09.28.2029
TOTAL	4,564.4	1,986.9	19,866.9
Notes:
(1) Proportional to 30% of the energy of the plant. The other 70% are allocated in the physical guarantee of quota system.
(2) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(3) Submitted to ANEEL for ratification.
(4) Power plants wi th no concession agreement, only required to be registered at ANEEL.
(5) Average wi nd plant generation.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

46

subject to rounding.

Earnings Release 4Q17

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.17 - jun.18) (R$ million)	Granting Fee (R$ million)	Concession Expires
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	182.0	76.3	114.1	574.8	01.05.2046
TOTAL	182.0	76.3	114.1	574.8

(1) Proportional the energy allocated in the physical guarantee of quota system (70% of the energy of the plant). To that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.

(2) Updated by Resolution nº 2,265, of July 4, 2017, of Aneel.

Copel was designated as the interim operator of the Rio dos Patos plant (1.7 average MW of installed capacity and 1 average MW of assured power) after the final term of the concession, awaiting the MME's decision on ANEEL's recommendation for the extinction of the plant without the reversal of the assets to the granting power. However, its operation was suspended in September 2014 due to flood damage in July of that year.

In view of this scenario, awaiting  the confirmation by MME, Copel is carrying out the pertinent analyzes regarding the best use to be made of the assets of this plant, as well as the necessary actions in case of reversion of the assets to Copel.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 1,024.6 GWh in 2017, as shown in the following chart:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Price ²	Expiration of Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	306.1	213.79
GE Boa Vista S.A.	2nd LFA (08.26.2010)	14.0	6.3	41.2	219.31	04.27.2046
GE Olho D’Água S.A.		30.0	15.3	103.9	212.92	05.31.2046
GE São Bento do Norte S.A.		30.0	14.6	96.8	212.92	05.18.2046
GE Farol S.A.		20.0	10.1	64.3	212.92	04.19.2046
Copel Brisa Potiguar S.A.		183.6	98.4	718.5	188.60
Nova Asa Branca I Energias Renováveis S.A.	2nd LFA (08.26.2010)	27.0	14.2	106.7	215.20	04.24.2046
Nova Asa Branca II Energias Renováveis S.A.		27.0	14.3	104.5	215.20	05.30.2046
Nova Asa Branca III Energias Renováveis S.A.		27.0	14.5	111.1	215.20	05.30.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	14.7	106.3	215.20	04.26.2046
Santa Maria Energias Renováveis S.A.	4th LER (08.18.2011)	29.7	15.7	102.8	151.16	05.07.2047
Santa Helena Energias Renováveis S.A.		29.7	16.0	111.1	151.16	04.08.2047
Ventos de Santo Uriel S.A.		16.2	9.0	76.0	149.99	04.08.2047
Total		277.6	144.7	1,024.6	196.66
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to March, 2018.

47

subject to rounding.

Earnings Release 4Q17

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity	Assured Power	Partners	PPA signed with	Concession
	(MW)	(Average MW)			Expires
TPP Araucária (UEG Araucária)			COPEL - 20%
	484.1	390.3	COPEL GeT - 60%	¹	12.22.2029
			Petrobras - 20%
HPP Santa Clara (Elejor)			COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers
	120.2	69.2			05.28.2037

SHP Santa Clara I (Elejor)			COPEL - 70% Paineira Participações - 30%	Free customers
	3.6	2.8			12.18.1932

HPP Fundão (Elejor)			COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers
	120.2	63.8			05.28.2037

SHP Fundão I (Elejor)			COPEL - 70% Paineira Participações - 30%	Free customers
	2.5	2.1			12.18.1932

HPP Dona Francisca (DFESA)	125.0	75.9	COPEL - 23.03%	COPEL GeT	08.27.2033
			Gerdau - 51.82%	Gerdau
			Celesc - 23.03%	Celesc
			Desenvix - 2.12%	Desenvix
SHP Arturo Andreoli (Foz do Chopim)			COPEL - 35.77% Silea Participações - 64.23%
	29.1	20.4		Free customers	04.23.2030

¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	Stake (%)	Wind farm location	Expiration of Authorization
Voltalia - São Miguel do Gostoso I Participações S.A.
Carnaúbas	27.0	13.1	146.62	Jul-15	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	04.08.2047
Reduto	27.0	14.4					04.15.2047
Santo Cristo	27.0	15.3					04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	146.62
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to March 2018.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

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Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity	Assured Power	Energy Sold in the	Supply Start	Price¹	CAPEX²	Concession
		(MW)	(Average MW)	(Average MW)		(R$/MWh)	(R$ million)	Expires
HPP Colíder 100% Copel GeT	01/2011 de 01.17.2011	300	178.1	125.0	01.01.2015	164.40	2,364.0	01.16.2046
HPP Baixo Iguaçu 30% Copel GeT 70% Geração Céu Azul S.A	02/2012 de 08.20.2012	350	171.3	121.0	11.12.2018³	171.10	703.8	10.30.2049
Total³		650	349.4
¹ Adjusted by the IPCA up to March/2017. Font: CCEE.
² Adjusted for Copel's stake (considers own capital and third-party capital).

³ According to 2nd Amendment to the Concession Agreement, which included 756 days waiver of responsibility and Aneel Dispatch No. 3770 of November 7, 2017, which included more 46 days waiver of responsibility .

 Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, commencing January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC and will consist of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP for feasibility analysis of financial support and the financing agreement, in the amount of R$1,041.2 million (Note 23). The amounts released up to December 31, 2017 total R$975.1 million.

Due to force majeure events and government acts, such as fire in the construction site, difficulties related to environmental licensing, supplier delays in equipment delivery and services related to electromechanical assembly and construction of the transmission line associated with the plant, the schedule of the project was affected, leading to the postponement of the beginning of commercial generation: the startup of the first generation unit is scheduled for May 2018 and the third and last generation unit is expected to begin operations in November 2018. As a result of these events, this project shows an asset impairment balance of R$683.0 million as of December 31, 2017 (R$595.5 million as of December 31, 2016).

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$163.41 on December 31, 2017. A total of 125 average-MW was traded, to be supplied beginning January 2015, for 30 years. Copel GeT filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request was not accepted in first instance; however, the Company exercised its right to appeal and filed a motion for rehearing, which was denied on March 14, 2017. As Copel GeT does not agree with the decision, it filed another motion for rehearing, which was denied on a final basis on July 4, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration, which was definitively denied on July 4, 2017. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision.

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Copel GeT has been honoring energy supply agreements as follows:

• from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

• from June 2016 to December 2017: partial reduction in June 2016 through a Bilateral Agreement and reduction of all Energy Commercialization Agreements in the Regulated Environment – CCEARs between July 2016 and December 2017 through a Bilateral Agreement and participation in the Mechanism for Compensation of Surpluses and Deficits – MCSD of New Energy.

The project’s assured energy of 177.9 average-MW, established by Ordinance 258 of the Ministry of Mines and Energy (MME) of December 21, 2016, was increased to 178.1 average-MW, according by Ordinance 213 / SPE of the MME, of July 14 2017.

On December 31, 2017, Colíder HPP expenses totaled R$2,197.6 million.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Baixo Iguaçu Consortium (CEBI). The purpose of the consortium is to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with an installed capacity of 350.2 MW and assured power of 171.3 average-MW located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in November 2018. The work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas.

The beginning of the commercial generation of unit 1 is currently expected for the end of November 2018, and of units 2 and 3 for December 2018 and January 2019, respectively. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

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In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

On November 7, 2017, Aneel recognized an additional 46 days of exclusion of liability for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability; therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

At the construction site, the works are following the schedule established when the work was resumed. The assembly activities of the powerhouses and the spillway are fully in progress, as are the social and environmental programs.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 312.9 MW, as follows:

Cutia Wind Farm	Auction ¹	Installed Capacity (MW) [2]	Assured Power (Average MW)	Price [4]	Start up	CAPEX (R$ million)	Premium	Wind farm location	Expiration of Authorization
							Value
							(R$ million)
Cutia Wind Farm		180.6	71.4	177.72
UEE Cutia S.A.		23.1	9.6	177.72				Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.0	8.3	177.72				Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.	6th LER	27.3	9.1	177.72				São Bento do Norte	05.10.2050
UEE Jangada S.A.	(10/31/2014)	27.3	10.3	177.72	Jul-18	1,161.9	9.4	São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		27.3	12.0	177.72				São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		27.3	10.6	177.72				São Bento do Norte	05.10.2050
UEE Potiguar S.A.		27.3	11.5	177.72				São Bento do Norte	05.10.2050
Bento Miguel Wind Farm		132.3	58.1	168.18
CGE São Bento do Norte I S.A.		23.1	10.1	168.18				São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.		23.1	10.8	168.18				São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.	20th LEN	23.1	9.6	168.18	Jan-19	846.5	14.2	São Bento do Norte	08.03.2050
CGE São Miguel I S.A.	(11/28/2014)	21.0	9.3	168.18				São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		21.0	9.1	168.18				São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		21.0	9.2	168.18				São Bento do Norte	08.03.2050
Total		312.9	129.5	173.44		2,008.4	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
³ Price updated to March 2018.

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

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• Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the startup for commercial generation of these farms is scheduled for July 2018; and

• Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, and the initial startup for commercial generation of these farms is January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to December 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets of R$322.7 million as of December 31, 2017 was recorded (R$314,5 million as of December 31, 2016).

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8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Subsidiary / SPC	Contract	Enterprise	TL	Substation	MVA	APR ¹	Concession
			Extension (km)	Amount		(R$ million)	Expiration
Copel GeT	060/2001[2]	Several	2,024	32	12,202	473.9	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	18.3	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.9	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
		TL Foz do Chopim - Salto Osório
Copel GeT	022/2012		102	-	-	5.5	08.26.2042
		LT Londrina - Figueira
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	7.6	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.3	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.2	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	18.9	09.04.2044
Subtotal Copel GeT [4]			2,699	36	13,152	556.1
Costa Oeste		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 51%	001/2012	TL Cascavel Norte - Umuarama Sul	152	1	300	5.5	01.11.2042
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	785	1	300	11.5	05.09.2042
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	9.5	05.09.2042
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	15.2	05.09.2042
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	13.5	05.09.2042
Eletrosul - 20%
Matrinchã
Copel GeT - 49%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	92.8	05.09.2042
State Grid - 51%
Guaraciaba
Copel GeT - 49%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.7	05.09.2042
State Grid - 51%
Paranaíba
Copel GeT - 24,5%	007/2013	TL Barreiras II - Pirapora II	953	-	-	30.1	05.01.2043
Furnas - 24,5%
State Grid - 51%
Cantareira
Copel GeT - 49%	19/2014	LT Estreito - Fernão Dias	342	-	-	47.6	09.04.2044
Elecnor - 51%
Subtotal SPCs [5]			4,367	9	1,600	274.4
Total			7,066	45	14,752	830.5
[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2.258/2017 06.27.2017
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,408 km of transmission lines and 4 substations and will generate APR of R$251.3 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

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Subsidiary / SPC	Auction	Signing of	Enterprise	State	km	Subst	APR¹	CAPEX²	Start up	Next Review	Concession
		Contract					(R$ million)	(R$ million)			Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	334	-	29.0	434.3	Apr-18	2021	10.05.2040
			TL Curitiba Leste - Blumenau						Mar-21
Copel GeT	005/15	Apr-16		PR / SC	189	3	108.6	560.9		2021	04.06.2046
			TL Baixo Iguaçu - Realeza						Sep-19
Subtotal Copel GeT					523	3	137.6	995.1		-
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	885	1	113.9	823.1	Nov-18	2019	05.13.2044
Furnas - 49,9%
Subtotal SPC					885	1	113.8	823.1
Total					1,408	4	251.3	1,818.3
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel’s stake.
² Adjusted for Copel’s stake (considers own capital and third-party capital).

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

		Quality (Limit Established)[1]		Quality Performed
Year	Economic and Financial Management	DECi²	FEC ²	DECi²	FEC ²
2016		13.61	9.24	10.80	7.14
2017	EBITDA[4] ≥ 0	12.54	8.74	10.41	6.79
2018	EBITDA[4] (-) QRR³ ≥ 0	11.23	8.24	-	-
2019	{Net Debt / [EBITDA[4] (-) QRR³]} ≤ 1 / (0.8 * SELIC5 )	10.12	7.74	-	-
2020	{Net Debt / [EBITDA[4] (-) QRR³]} ≤ 1 / (1.11 * SELIC5 )	9.83	7.24	-	-
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per

³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the onth prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was

4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

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Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Voltage	Km	Substations	MVA
13.8 kV	105,511	-	-
34.5 kV	84,639	225	1,538
69 kV	866	35	2,406
88 kV [1]	-	-	5
138 kV	5,935	109	7,286
230 kV	-	-	-
Total	196,951	369	11,235
[1] Not automated.
Copel Dis migrated from the grid system and the data previously obtained with insulation voltage to 230 kV today reflects the operating voltage, which is why the 230 kV lines have been zeroed

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In December 2017, the total length of compact-design distribution lines in operation was 9,616 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed December 2017 at 17,384 km.

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Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In December 2017, the backbone cable network extended for 10,152 km and the access network extended for 21.206 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

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8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

	Sector	Partners
Dominó Holdings Ltda¹	Participation in society	COPEL - 49.0%
Andrade Gutierrez - 51.0%
COPEL - 51.0%
Companhia Paranaense de Gás - Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração	Oil and natural gas	Petra Energia - 30.0%
e Produção S.A [1]		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
COPEL - 45.0%
Município de Londrina - 44.4%
Sercomtel S.A. Telecom	Telecommunications	Banco Itauleasing S.A. - 7.1%
Outros - 3.5%
Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%
COPEL - 48.0%
Copel Amec Ltda	Services	Amec - 47.5%
in liquidation		Lactec - 4.5%

1 In November 2017, the transformation from a joint-stock company (S.A.) to a limited liability partnership (Ltda). and the change in the investment of ajointly-controlled company into an associated company.

[2] More information in item 8.6

On November 17, 2017, Copel requested the conversion of shares and for joining Sanepar’s Units Program, which occurred on November 21, 2017. The units held by Copel and Copel Energia are represented by one common share and four preferred shares issued by Sanepar.

Copel, holder of 36,343,267 preferred shares issued by Sanepar, requested the conversion of 7,268,655 into common shares and the formation of 7,268,653 Units. Copel Energia, in turn, holder of 7,956,306 common shares issued by Sanepar acquired on March 13, 2017, requested the conversion of 6,365,044 into preferred shares and the formation of 1,591,261 Units.

In December 2017, the Company participated as a seller of the public offering for secondary distribution of share deposit certificates ("Units"), each representing one common share and four preferred shares issued by Companhia de Saneamento do Paraná - SANEPAR, terms of the documents of the respective offer.

Copel's participation in the transaction included the sale of 8,859,914 Units, which represents all of its Units issued by Sanepar, of which 7,268,653 Units held by Copel Holding and 1,591,261 Units held by Copel Comercialização, at the price of R$55,20/Unit.

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The settlement of the transaction occurred on December 18, 2017 and resulted in the entry of R$484.6 million into the Company's cash.

Since December 2016, COPEL has classified its investment in Sanepar as a financial asset available for sale, whose initial recognition was based on the fair value and its variation directly recorded in shareholders' equity, net of tax effects. With the total sale of this investment in December 2017, retained earnings in shareholders' equity were reclassified to income for the year, totaling R$28.7 million.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 327.2 MW of installed capacity to the Company's portfolio.

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)¹	(Average MW)	(%)
SHP	88.0	52.0
Bela Vista	29.0	16.6	36.0
Dois Saltos	30.0	15.5	30.0
Salto Alemã	29.0	19.8	19.0
HPP	378.0	205.0
São Jerônimo	331.0	178.1	41.2
Salto Grande	47.0	26.9	35.8
WPP	149.1	79.6
Complexo Alto Oriente	48.3	24.7	100.0
Complexo Jandaia	100.8	54.9	100.0
Total	615.1	336.6
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

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Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

Oil and Gas Exploration and Production (Paraná Gás

Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

59

subject to rounding.

Earnings Release 4Q17

9. Other Information

9.1 Human Resources

Copel’s workforce closed 4Q17 at 8,245 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2014	2015	2016	2017
Geração e Transmissão	1,554	1,568	1,680	1,734
Distribuição	6,071	6,032	6,022	5,746
Telecomunicações	601	621	660	649
Holding	329	347	69	78
Comercialização	11	10	30	38
Renováveis	26	50	70	-
TOTAL	8,592	8,628	8,531	8,245

At the end of December, Copel Distribuição had 4,560,493 customers, representing a consumer-to-employee ratio of 793. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 163, 7 and 17 employees, respectively.

60

subject to rounding.

Earnings Release 4Q17

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,746.4	In operation
Hydroeletric [1]	16	4,541.9	Transmission Lines (km)	2,699
Quota System	1	182.0	Substation (amount)	36
Thermal	1	20.0	Under construction
Wind power	1	2.5	Transmission Lines (km)	523
Under construction		405.0	Substation (amount)	3
Hydroeletric	2	405.0	Partnership
Wind Farms			In operation
In operation	11	277.6	Transmission Lines (km)	4,367
Under construction	13	21.0	Substation (amount)	9
Partnership			Under construction
In operation		651.9	Transmission Lines (km)	885
Hydroeletric	6	211.7	Substation (amount)	1
Thermal	1	387.3
Wind farms	4	52.9	Copel Distribuition
			Distribution lines (km)	196,951
Copel Telecom			Substations	369
Optical cables backbone network (km)		10,152	Installed power substations (MVA)	11,235
Optical cables access network (km)		21,051	Municipalities served	395
Cities served in Parana State		399	Locations served	1,113
Cities served in Santa Catarina State		2	Captive customers	4,560,493
			Customers by distribution employee	794
			DEC (in hundredths of an hour and minute)	10.46
			FEC (number of outages)	6.83

Administration

Total employees		8,245
Copel Geração e Transmissão		1,734	Copel Participações	38
Copel Distribuição		5,746	Copel Renováveis	-
Copel Telecomunicações		649	Copel Holding	78

[1] Since January 1, 2017, the HPP Governor Pedro Viriato Parigot de Souza (GPS) has 30% of i ts assured power marketed by Copel GeT and 70% allocated i n the quota system.

61

subject to rounding.

Earnings Release 4Q17

9.3 Conference Call 4Q17 Results

Information about 4Q17 Results Conference Call:

>        Tuesday, April 17, 2018, at 10:00 a.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

62

subject to rounding.

Earnings Release 4Q17

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	2017	2016
Cash flows from operating activities
Net income for the period	1,118,255	789,756
Adjustments to reconcile net income with the cash provided by operating activities	1,105,046	3,370,122
Depreciation and Amortization	731,599	708,296
Unrealized monetary and exchange variations , net	915,542	1,311,228
Remuneration of transmission concession contracts	(129,769)	(98,780)
Revers al of es timates of los ses on transmission concession contracts	-	- 29,025
Sectoral assets and liabilities result	(767,040)	1,079,662
Interest - bonus from the grant	(82,160)	(96,783)
Gain on remeasurement of the cash fl ow from the RBSE assets	(361,156)	(809,639)
Result of the adherence to the Special Tax Regularization Program	(154,197)	-
Result of the renegotiation of the hydrological risk	-	(26,872)
Equity in earnings of subsidiaries	(107,516)	(221,695)
Recognition of fa ir value of accounts receivable related to concession	- 57,080	- 132,741
Result from the change of the investment valuation method	-	(52,107)
Income Tax and Social Contribution	379,943	589,322
Deferred Income Tax and Social Contribution	(105,257)	(69,632)
Net operational provisions and reversals	365,539	768,696
Appropriation of actuarial calculation of pos t-employment benefi ts	97,511	130,707
Appropriation of pension and healthcare contribution	153,069	142,735
Provision for research and development and energy efficiency	118,753	101,946
Write off of i ntangible assets related to concess ion - goodwi ll	17	54
Write off of property, plant, and equipment	64,508	27,316
Write off of i ntangible assets	42,740	47,434
Decrese (increase) in assets	122,811	1,033,645
Increase (reduction) of liabilities	157,180	(1,946,822)
Income tax and social contribution paid	(335,087)	(859,784)
Charges on loans and financing paid	(532,033)	(362,128)
Charges paid debentures	(622,815)	(547,971)
Net cash generated by operating activities	1,013,357	1,476,818
Cash flows from investing activities
Bonds and securities	48,552	13,664
Loans to related parties	(5,145)	(9,422)
Receipt of l oans to related parties	24,985	5,112
Additions in investments	(248,243)	(505,098)
Reduction of capital i n i nvestees	-	74,983
Disposal of equity interests	460,417	-
Additions to property, plant, and equipment	(1,205,508)	(1,284,436)
Financial participation of the cons umer - property, plant and equipment	-	40
Additions to intangible	(806,240)	(928,727)
Customer contributions	125,858	122,809
Net cash generated (used) by investing activities	(1,605,324)	(2,511,075)
Cash flows from financing activities	0	0
Loans and fi nancing obtained	800,044	93,806
Debentures Issued	2,242,521	1,822,965
Amortization of principal amounts of loans and financing	(971,187)	(226,973)
Amortization of principal amounts of debentures	(915,005)	(785,239)
Dividends and i nterest on own capital paid	(506,404)	(368,956)
Net cash used by financing activities	649,969	535,603
Increase (decrease) in cash and cash equivalents	58,002	(498,654)
Cas h and cash equivalents at the beginning of the year	982,073	1,480,727
Cas h and cash equivalents at the end of the year	1,040,075	982,073
Variation in cash and cash equivalents	58,002	(498,654)

63

subject to rounding.

Earnings Release 4Q17

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	824,369	729,299	876,089	(5.9)	3,409,904	3,935,320	(13.4)
Electricity sales to final customers	158,006	158,335	157,495	0.3	615,249	599,109	2.7
Electricity sales to distributors	460,445	437,558	466,938	(1.4)	1,935,996	1,806,995	7.1
Us e of the main transmission grid	137,509	110,750	120,505	14.1	673,597	1,079,056	(37.6)
Construction revenue	56,840	10,634	118,979	(52.2)	136,336	405,242	(66.4)
Other operating revenues	11,569	12,022	12,172	(5.0)	48,726	44,918	8.5
OPERATING COSTS AND EXPENSES	(760,819)	(510,390)	(593,374)	28.2	(2,116,038)	(1,885,027)	12.3
Electricity purchased for resale	(147,468)	(194,984)	(11,763)	-	(361,227)	(60,821)	493.9
Charges of ma in distribution a nd transmission grid	(76,275)	(76,436)	(73,755)	3.4	(300,943)	(276,600)	8.8
Personnel a nd management	(107,694)	(69,442)	(109,329)	(1.5)	(318,438)	(302,139)	5.4
Pension a nd healthcare plans	(15,685)	(14,430)	(16,707)	(6.1)	(58,521)	(63,883)	(8.4)
Materials and s upplies	(3,625)	(4,647)	(3,890)	(6.8)	(16,129)	(16,803)	(4.0)
Materials and s upplies for power eletricity	(6,506)	(8,289)	(7,904)	(17.7)	(26,809)	(24,550)	9.2
Third-party s ervices	(30,185)	(26,930)	(26,290)	14.8	(110,285)	(104,675)	5.4
Depreciation and a mortization	(66,778)	(67,911)	(62,150)	7.4	(272,855)	(270,899)	0.7
Provisions and reversals	(185,093)	7,586	(111,888)	65.4	(190,859)	(152,520)	25.1
Construction cost	(78,420)	(2,651)	(127,722)	(38.6)	(272,216)	(406,345)	(33.0)
Other cost a nd expenses	(43,090)	(52,256)	(41,976)	2.7	(187,756)	(205,792)	(8.8)
EQUITY IN EARNINGS OF SUBSIDIARIES	(12,174)	94,624	(445,401)	(97.3)	65,968	(344,982)	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	51,376	313,533	(162,686)	-	1,359,834	1,705,311	(20.3)
FINANCIAL RESULTS	(101,315)	(117,578)	(108,542)	-	(467,235)	(447,315)	-
Financial income	8,942	12,178	40,193	(77.8)	43,825	100,489	(56.4)
Financial expenses	(110,257)	(129,756)	(148,735)	(25.9)	(511,060)	(547,804)	(6.7)
OPERATIONAL EXPENSES/ INCOME	(49,939)	195,955	(271,228)	(81.6)	892,599	1,257,996	(29.0)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	134,205	(31,043)	44,891	199	(153,576)	(435,615)	(64.7)
Income ta x and s ocial contribution on profit	83,757	(63,592)	16,228	416.1	(195,572)	(182,757)	7.0
Deferred income ta x and s ocial contribution on profit	50,448	32,549	28,663	76.0	41,996	(252,858)	-
NET INCOME (LOSS)	84,266	164,912	(226,337)	-	739,023	822,381	(10.1)
EBITDA	118,154	381,444	(100,536)	-	1,632,689	1,976,210	(17.4)

64

subject to rounding.

Earnings Release 4Q17

Income Statement – Copel Distribuição

							R$'000
Income Statement	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,605,556	2,588,093	2,244,693	16.1	9,358,664	8,344,765	12.2
Electricity s ales to final customers	1,057,154	999,208	940,161	12.4	3,953,867	4,631,460	(14.6)
Electricity s ales to distributors	118,852	191,626	183,502	(35.2)	666,645	657,869	1.3
Use of the main distribution grid	792,016	756,634	735,512	7.7	3,144,611	3,001,546	4.8
Construction revenue	216,343	182,978	220,077	(1.7)	717,351	849,275	(15.5)
Fair value of as sets from the indemnity for the concess ion	6,179	3,856	3,361	83.8	16,199	131,738	(87.7)
Sectorial assets and liabilities result	381,121	417,889	110,470	245.0	718,826	(1,079,662)	-
Other operating revenues	33,891	35,902	51,610	(34.3)	141,165	152,539	(7.5)
OPERATING COSTS AND EXPENSES	(2,565,952)	(2,525,258)	(2,215,886)	15.8	(9,071,359)	(8,502,377)	6.7
Electricity purchased for res ale	(1,537,746)	(1,699,739)	(1,313,226)	17.1	(5,717,970)	(4,893,230)	16.9
Charges of main transmission grid	(213,018)	(153,458)	(126,208)	68.8	(554,805)	(642,753)	(13.7)
Personnel and management	(267,143)	(175,991)	(285,618)	(6.5)	(822,963)	(804,974)	2.2
Pension and healthcare plans	(40,177)	(37,887)	(41,597)	(3.4)	(154,285)	(163,329)	(5.5)
Materials and supplies	(18,731)	(13,716)	(12,954)	44.6	(60,320)	(59,178)	1.9
Third-party services	(89,069)	(88,110)	(82,446)	8.0	(347,393)	(348,479)	(0.3)
Depreciation and amortization	(71,298)	(71,294)	(69,031)	3.3	(285,835)	(274,180)	4.3
Provisions and reversals	(80,037)	(59,408)	(8,510)	840.5	(252,516)	(299,944)	(15.8)
Construction cost	(216,343)	(182,978)	(220,077)	(1.7)	(717,351)	(849,275)	(15.5)
Other cos t and expenses	(32,390)	(42,677)	(56,219)	(42.4)	(157,921)	(167,035)	(5.5)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	39,604	62,835	28,807	37.5	287,305	(157,612)	-
FINANCIAL RESULTS	33,030	27,697	(24,253)	-	37,057	(4,983)	-
Financial income	68,784	158,638	102,145	(32.7)	380,597	396,880	(4.1)
Financial expenses	(35,754)	(130,941)	(126,398)	(71.7)	(343,540)	(401,863)	(14.5)
OPERATIONAL EXPENSES/ INCOME	72,634	90,532	4,554	-	324,362	(162,595)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13,146	91,708	45,012	(70.8)	22,893	(17,851)	-
Income tax and social contribution on profit	16,852	(12,408)	51,677	(67.4)	(47,571)	(314,842)	(84.9)
Deferred income tax a nd social contribution on profit	(3,706)	104,116	(6,665)	(44.4)	70,464	296,991	(76.3)
NET INCOME (LOSS)	85,780	182,240	49,566	73.1	347,255	(180,446)	-
EBITDA	110,902	134,129	97,838	13.4	573,140	116,568	391.7

65

subject to rounding.

Earnings Release 4Q17

Income Statement – Copel Telecomunicações

Income Statement	4Q17	3Q17	4Q16	Var.%	2017	2016	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	100,299	99,436	88,325	13.6	380,550	325,115	17.1
Revenues from telecommunica tions	89,534	89,868	79,234	13.0	340,821	289,441	17.8
Other operating revenues	10,765	9,568	9,091	18.4	39,729	35,674	11.4
OPERATING COSTS AND EXPENSES	(87,187)	(67,714)	(72,939)	19.5	(286,363)	(241,848)	18.4
Personnel and management	(34,047)	(23,499)	(35,332)	(3.6)	(107,874)	(101,397)	6.4
Pension and healthcare plans	(3,961)	(3,495)	(4,791)	(17.3)	(14,800)	(18,827)	(21.4)
Materials and s upplies	(1,152)	(654)	(660)	74.5	(2,978)	(2,044)	45.7
Third-party services	(18,807)	(18,420)	(13,772)	36.6	(67,612)	(46,552)	45.2
Deprecia tion and amortization	(10,813)	(9,742)	(9,153)	18.1	(39,553)	(34,645)	14.2
Provisions and reversals	(3,366)	(2,515)	543	-	(11,957)	(7,251)	64.9
Other cost and expenses	(15,041)	(9,389)	(9,774)	53.9	(41,589)	(31,132)	33.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	13,112	31,722	15,386	(14.8)	94,187	83,267	13.1
FINANCIAL RESULTS	(6,440)	(3,551)	763	-	(18,863)	(9,611)	-
Income tax and social contribution on profit	3,627	3,662	2,339	55.1	11,828	13,489	(12.3)
Deferred income tax and social contribution on profit	(10,067)	(7,213)	(1,576)	538.8	(30,691)	(23,100)	32.9
OPERATIONAL EXPENSES / INCOME	6,672	28,171	16,149	(58.7)	75,324	73,656	2.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	1,456	(9,413)	3,588	(59.4)	(21,272)	(15,324)	38.8
Income tax and social contribution on profit	2,411	(8,239)	3,369	(28.4)	(21,810)	(19,003)	14.8
Deferred income tax and social contribution on profit	(955)	(1,174)	219	-	538	3,679	(85.4)
NET INCOME (LOSS)	8,128	18,758	19,737	(58.8)	54,052	58,332	(7.3)
EBITDA	23,925	41,464	24,539	(2.5)	133,740	117,912	13.4

66

subject to rounding.

Earnings Release 4Q17

Exhibit III – Financial Statements by Company

Balance Sheet by Company

											R$'000
Assets - Dec-17	Geração e	Distribuição	Telecom	Compagas	Elejor	UEG	Comercialização	Other¹	Holding	Eliminations	Consolidated
	Transmissão					Araucária
CURRENT	1,053,154	3,609,663	102,002	151,966	77,216	99,101	187,966	302,912	998,294	(880,440)	5,701,834
Cash and cash e quivalents	299,234	174,468	31,977	84,079	37,905	51,264	97,068	207,247	56,833	-	1,040,075
Bonds and securities	-	-	-	-	-	-	1,251	-	90	-	1,341
Collaterals a nd escrow accounts	-	59,146	-	97	-	-	-	-	129	-	59,372
Customers	345,736	2,184,280	44,453	44,161	25,380	39,151	73,027	40,811	-	(63,759)	2,733,240
Dividends receiva ble	100,193	-	-	-	-	-	2,008	12,966	459,464	(493,816)	80,815
CRC transferred to the State Government of Pa raná	-	-	-	-	-	-	-	-	167,109	-	167,109
Sectorial financial assets	-	171,609	-	-	-	-	-	-	-	-	171,609
Account receivable related to concession	149,744	-	-	-	-	-	-	-	-	-	149,744
Other current receivables	76,247	307,261	3,100	1,561	4,722	1,284	297	7,979	8,287	(1,387)	409,351
Inventories	29,063	71,653	7,356	2,487	-	-	-	-	-	-	110,559
Income tax and socia l contribution	6,522	440,040	8,154	19,440	-	7,402	1,773	4,299	14,055	-	501,685
Other current recoverable taxes	18,257	160,547	6,825	-	-	-	11,998	329	276	-	198,232
Prepaid e xpenses	9,366	21,090	61	141	9,209	-	-	-	-	-	39,867
Rela ted parties	18,792	19,569	76	-	-	-	544	29,281	292,051	(321,478)	38,835
NON-CURRENT	14,413,433	7,919,925	952,739	480,944	598,234	427,229	20,403	2,931,439	16,973,088	(17,237,621)	27,479,813
Long Term Assets	3,830,993	2,167,690	69,543	437,056	27,885	93,182	17,703	163,135	1,967,632	(140,870)	8,633,949
Bonds and s ecurities	104,157	1,012	-	7,172	-	26,323	-	105,981	-	-	244,645
Other tempora ry investments	-	-	-	-	-	-	-	-	18,727	-	18,727
Collaterals and e scrow accounts	-	75,665	-	-	-	-	-	-	-	-	75,665
Customers	111,953	121,363	27,766	-	-	-	-	-	-	-	261,082
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,349,253	-	1,349,253
Judicial deposits	84,462	305,075	12,376	49,984	77	10,952	129	307	119,167	-	582,529
Sectoral financial a ssets	-	171,609	-	-	-	-	-	-	-	-	171,609
Account receivable related to concession	3,372,504	684,206	-	303,668	-	-	-	-	-	-	4,360,378
Accounts receivable related to the concession extension	68,859	-	-	-	-	-	-	-	-	-	68,859
Other receivables	21,604	29,758	104	76,122	-	16,647	-	5,181	-	-	149,416
Income tax and socia l contribution	632	17,040	-	-	-	-	-	-	158,808	-	176,480
Deferred i ncome tax and s ocial contribution	-	712,976	18,671	-	24,775	39,260	17,574	-	102,236	-	915,492
Other recovera ble taxes	57,281	48,986	10,626	-	-	-	-	66	15	-	116,974
Prepaid Expenses	9,541	-	-	110	3,033	-	-	-	-	-	12,684
Receivables from subsidiaries	-	-	-	-	-	-	-	51,600	219,426	(140,870)	130,156
Investments	4,247,219	1,362	-	-	-	-	2,457	782,081	15,003,023	(17,472,552)	2,563,590
Property, Plant and Equipment, net	6,244,837	-	866,489	-	397,786	333,889	57	1,985,562	830	-	9,829,450
Intangible Assets	90,384	5,750,873	16,707	43,888	172,563	158	186	661	1,603	375,801	6,452,824
TOTAL	15,466,587	11,529,588	1,054,741	632,910	675,450	526,330	208,369	3,234,351	17,971,382	(18,118,061)	33,181,647

67

ubject to rounding.

Earnings Release 4Q17

										R$'000
Assets - Dec-16	Geração e	Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Eliminations	Consolidated
	Transmissão					Araucária
CURRENT	700,532	2,588,602	89,471	135,292	76,231	162,814	474,157	698,488	(688,346)	4,237,241
Cash a nd cash equivalents	125,165	330,810	12,651	35,309	38,483	19,644	373,915	46,096	-	982,073
Bonds a nd securities	13,301	-	-	-	-	122,043	1,156	149	-	136,649
Collaterals a nd escrow a ccounts	-	1,056	-	110	-	-	-	128	-	1,294
Customers	298,189	1,783,081	45,948	78,292	24,362	-	46,524	-	(59,041)	2,217,355
Dividends receivable	66,178	-	-	-	-	-	10,559	485,263	(490,242)	71,758
Account receivable related to concession	65,595	-	-	-	-	-	-	-	-	65,595
Other current receivables	66,821	192,465	3,674	17,452	4,174	11,086	6,538	8,736	(4,013)	306,933
Inventories	28,182	90,591	9,003	2,861	-	-	-	-	-	130,637
Income tax and s ocial contribution	5,169	115,908	12,536	830	-	7,873	4,737	41,899	-	188,952
Other current recoverable taxes	4,444	54,749	5,608	-	-	2,168	765	197	-	67,931
Prepaid expenses	9,506	19,889	51	438	9,212	-	-	-	-	39,096
Related parties	17,982	53	-	-	-	-	29,963	116,020	(135,050)	28,968
NON-CURRENT	13,366,346	7,496,853	767,039	391,185	632,457	385,707	2,339,326	16,491,424	(15,799,408)	26,070,929
Long Term Assets	3,503,258	1,982,110	79,853	152,676	35,700	77,955	141,104	2,506,318	(137,110)	8,341,864
Bonds and s ecurities	92,817	1,467	-	6,636	-	28,832	94,176	-	-	223,928
Other temporary investments	-	-	-	-	-	-	-	408,297	-	408,297
Collaterals and escrow a ccounts	-	73,074	-	-	-	-	-	-	-	73,074
Customers	111,953	117,459	41,374	-	-	-	-	-	-	270,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,522,735	-	1,522,735
Judicial deposits	76,822	410,737	10,815	2,159	78	2,765	295	153,932	-	657,603
Account receivable related to concession	3,050,151	614,806	-	83,378	-	-	-	-	-	3,748,335
Accounts receivable related to the concession extension	67,401	-	-	-	-	-	-	-	-	67,401
Other receivables	15,185	47,087	90	11,189	-	-	-	-	-	73,551
Income tax and s ocial contribution	608	16,143	-	-	-	-	-	153,216	-	169,967
Deferred income tax a nd s ocial contribution	-	627,179	18,101	49,181	26,074	46,358	-	47,462	-	814,355
Other recoverable taxes	72,419	49,174	9,473	-	-	-	27	15	-	131,108
Prepaid Expenses	15,902	-	-	133	9,548	-	-	-	-	25,583
Receivables from s ubsidiaries	-	24,984	-	-	-	-	46,606	220,661	(137,110)	155,141
Investments	3,737,380	1,362	-	-	-	-	680,331	13,981,308	(16,065,431)	2,334,950
Property, Plant and Equipment, net	6,026,605	-	667,443	-	414,840	307,504	1,517,281	630	-	8,934,303
Intangible Assets	99,103	5,513,381	19,743	238,509	181,917	248	610	3,168	403,133	6,459,812
TOTAL	14,066,878	10,085,455	856,510	526,477	708,688	548,521	2,813,483	17,189,912	(16,487,754)	30,308,170
¹ Wind Farms, Copel Renováveis a nd Copel Comercialização

68

ubject to rounding.

Earnings Release 4Q17

Liabilities - Dec-17	Geração e	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	1,941,599	2,872,432	114,511	147,743	164,574	38,386	73,107	581,110	1,057,679	(881,227)	6,109,914
Social charges and accruals	81,040	188,369	25,586	8,800	284	291	2,410	210	6,977	-	313,967
Associated companies and parent company	22,561	30,746	5,319	-	-	-	1,101	257,084	3,936	(320,747)	-
Suppliers	177,970	1,129,475	42,392	89,756	3,328	5,539	65,664	233,236	2,096	(65,879)	1,683,577
Income Tax and Social Contribution payable	45,277	-	-	-	36,964	-	22	1,580	2,467	-	86,310
Other taxes	130,256	192,079	9,002	6,583	2,079	1,536	23	3,453	476	-	345,487
Loans and financing	103,003	325,219	5,936	-	-	-	-	29,201	322,092	(785)	784,666
Debentures	947,310	262,246	7,415	25,138	30,370	-	-	20,242	339,341	-	1,632,062
Dividends payable	297,500	98,968	15,405	15,573	24,055	30,718	3,717	28,873	267,988	(493,816)	288,981
Post employment benefits	13,551	37,680	1,900	-	-	-	6	31	57	-	53,225
Customer charges due	8,393	141,632	-	-	-	-	-	-	-	-	150,025
Research and development a nd energy efficiency	83,642	191,359	-	-	7,467	298	-	-	-	-	282,766
Payables related to concession	4,213	-	-	-	58,411	-	-	-	-	-	62,624
Sectorial financial liabilities	-	192,819	-	-	-	-	-	-	-	-	192,819
Other accounts payable	26,883	81,840	1,556	1,893	1,616	4	164	7,200	249	-	121,405
Provisions for litigation	-	-	-	-	-	-	-	-	112,000	-	112,000
NON-CURRENT	5,104,056	3,204,453	457,035	87,409	449,149	22,470	1,751	665,277	1,690,445	(140,085)	11,541,960
Associated companies and parent company	-	-	-	-	-	-	-	51,600	-	(51,600)	-
Suppliers	30,105	-	-	13,364	-	-	-	-	-	-	43,469
Deferred income tax a nd social contribution	132,274	-	-	17,475	-	-	-	6,881	-	-	156,630
Tax liabilities	177,077	618,527	7,933	-	-	3,237	131	306	2,365	-	809,576
Loans and financing	1,673,034	383,783	10,401	-	-	-	-	332,086	664,020	(88,485)	2,974,839
Debentures	2,149,524	741,743	392,766	17,537	-	-	-	261,206	876,140	-	4,438,916
Post-employment benefi ts	215,059	552,708	32,869	5,658	-	628	1,464	497	3,995	-	812,878
Research and development a nd energy efficiency	36,235	194,869	-	-	-	18,605	-	-	-	-	249,709
Payables related to the concession	43,181	-	-	-	449,149	-	-	-	-	-	492,330
Sectorial financial liabilities	-	90,700	-	-	-	-	-	-	-	-	90,700
Other payables	22,149	4,098	-	33,223	-	-	-	12,549	830	-	72,849
Tax, social security, labor and civil provisions	625,418	618,025	13,066	152	-	-	156	152	143,095	-	1,400,064
EQUITY	8,420,932	5,452,703	483,195	397,758	61,727	465,474	133,511	1,987,964	15,223,258	(17,096,749)	15,529,773
Attributable to controlling shareholders	8,420,932	5,452,703	483,195	397,758	61,727	465,474	133,511	1,987,964	15,223,258	(17,403,264)	15,223,258
Capital	5,459,598	4,746,053	316,098	220,966	35,503	707,440	66,289	1,495,153	7,910,000	(13,047,100)	7,910,000
Advance for Future Capital Increase	54,829	374,000	-	-	-	-	24,070	1,261,785	-	(1,714,684)	-
Equity valuation adjustments	881,136	1,509	5,998	(657)	256	-	(668)	1,646	895,601	(889,220)	895,601
Legal Reserves	464,846	117,233	20,315	25,917	7,100	-	2,508	4,080	844,398	(641,999)	844,398
Retained earnigs	1,560,523	213,908	140,784	151,532	-	-	41,312	40,672	5,573,259	(2,148,731)	5,573,259
Additional proposed dividends	-	-	-	-	18,868	-	-	-	-	(18,868)	-
Accrued earnings (losses)	-	-	-	-	-	(241,966)	-	(815,372)	-	1,057,338	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	306,515	306,515
TOTAL	15,466,587	11,529,588	1,054,741	632,910	675,450	526,330	208,369	3,234,351	17,971,382	(18,118,061)	33,181,647
¹ Wind Farms , Copel Renováveis and Copel Participações

69

ubject to rounding.

Earnings Release 4Q17

										R$'000
Liabilities - Dec-16	Geração e	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	1,708,931	2,740,992	172,651	180,133	142,222	62,253	268,120	1,069,839	(689,105)	5,656,036
Social charges and accruals	71,249	178,348	21,159	6,529	259	261	4,419	5,573	-	287,797
Associated companies and parent company	-	135	85,490	-	-	-	49,351	-	(134,976)	-
Suppliers	136,139	867,410	15,753	136,869	3,193	30,494	126,607	2,225	(63,051)	1,255,639
Income Tax and Social Contribution payable	18,329	-	-	6,438	14,453	-	2,234	-	-	41,454
Other taxes	124,805	145,664	9,482	6,938	2,039	770	4,884	412	-	294,994
Loans and financing	684,078	299,299	5,932	-	-	-	28,981	453,288	(836)	1,470,742
Debentures	170,923	524,036	2,764	21,826	40,488	-	20,013	351,148	-	1,131,198
Dividends payable	261,685	149,500	28,910	1,176	12,281	30,718	16,377	256,426	(490,242)	266,831
Post employment benefits	12,156	33,649	1,868	-	-	-	33	188	-	47,894
Customer charges due	6,379	135,333	-	-	-	-	-	-	-	141,712
Research a nd development and energy efficiency	64,409	160,947	-	-	6,157	-	-	-	-	231,513
Payables related to concession	4,107	-	-	-	62,103	-	-	-	-	66,210
Sectorial financial liabilities	-	155,261	-	-	-	-	-	-	-	155,261
Other accounts payable	154,672	91,410	1,293	357	1,249	10	15,221	579	-	264,791
NON-CURRENT	4,379,635	2,538,482	237,704	46,716	486,765	20,422	703,229	1,386,559	(144,790)	9,654,722
Associated companies and parent company	-	-	-	-	-	-	46,685	-	(46,685)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and s ocial contribution	175,265	-	-	-	-	-	3,165	-	-	178,430
Ta x liabilities	173,483	117,054	7,389	-	-	2,841	304	2,075	-	303,146
Loans and financing	1,228,746	502,161	16,094	-	-	-	356,147	562,072	(89,669)	2,575,551
Debentures	1,984,421	492,188	171,420	39,960	30,496	-	275,175	665,951	-	3,659,611
Post-employment benefits	199,495	480,246	30,313	4,826	-	-	3,574	3,517	-	721,971
Research a nd development and energy efficiency	50,995	183,800	-	-	-	17,581	-	-	-	252,376
Payables related to the concession	43,063	-	-	-	456,269	-	-	-	-	499,332
Sectorial financial liabilities	-	123,731	-	-	-	-	-	-	-	123,731
Other payables	20,579	-	-	257	-	-	18,125	-	(8,436)	30,525
Ta x, social security, labor and civil provisions	466,877	639,302	12,488	1,673	-	-	54	152,944	-	1,273,338
EQUITY	7,978,312	4,805,981	446,155	299,628	79,701	465,846	1,842,134	14,733,514	(15,653,859)	14,997,412
Attributable to controlling shareholders	7,978,312	4,805,981	446,155	299,628	79,701	465,846	1,842,134	14,733,514	(15,917,757)	14,733,514
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	905,376	7,910,000	(10,792,121)	7,910,000
Advance for Future Capital Increase	979,500	498,000	-	-	-	-	1,566,180	-	(3,043,680)	-
Equity valuation a djustments	954,718	31,270	6,058	(406)	256	-	(1,338)	998,466	(990,558)	998,466
Legal Reserves	427,895	99,870	17,612	22,639	7,100	-	3,848	792,716	(578,964)	792,716
Retained earnigs	1,186,301	-	106,388	56,429	-	-	38,831	5,032,332	(1,387,949)	5,032,332
Additional proposed dividends	-	-	-	-	36,842	-	16,711	-	(53,553)	-
Accrued earnings (losses)	-	-	-	-	-	(241,594)	(687,474)	-	929,068	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	263,898	263,898
TOTAL	14,066,878	10,085,455	856,510	526,477	708,688	548,521	2,813,483	17,189,912	(16,487,754)	30,308,170
¹ Wind Farms, Copel Renováveis and Copel Participações

70

ubject to rounding.

Earnings Release 4Q17

Income Statement by Company
												R$'000
Income Statement 4Q17	Geração e Transmissão						UEG Araucária				Elimin. e Reclassif.
			Distribuição	Telecom	Compagas	Elejor		Comercialização	Other¹	Holding		Consolidated
	Generation	Transmission
NET OPERATING INCOME	627,512	196,857	2,605,556	100,299	145,782	72,551	128,001	299,632	43,697	-	(309,223)	3,910,664
Electricity sales to final customers	158,006	-	1,057,154	-	-	-	-	44,781	-	-	(1,026)	1,258,915
Electricity sales to distributors	460,445	-	118,852	-	-	72,551	128,000	254,653	43,697	-	(198,355)	879,843
Use of the main distribution a nd transmission grid (TUSD/ TUST)	-	137,509	792,016	-	-	-	-	-	-	-	(74,206)	855,319
Construction revenue	-	56,840	216,343	-	3,008	-	-	-	-	-	-	276,191
Fair value of assets from the indemnity for the concession	-	-	6,179	-	42,476	-	-	-	-	-	-	48,655
Telecommunications	-	-	-	89,534	-	-	-	-	-	-	(7,637)	81,897
Distribution of piped gas	-	-	-	-	100,298	-	-	-	-	-	(5,553)	94,745
Sectoral assets and liabilities result	-	-	381,121	-	-	-	-	-	-	-	-	381,121
Other operating revenues	9,061	2,508	33,891	10,765	-	-	1	198	-	-	(22,446)	33,978
OPERATING COSTS AND EXPENSES	(575,341)	(185,478)	(2,565,952)	(87,187)	69,197	(28,608)	(115,821)	(285,662)	(50,925)	(102,411)	310,064	(3,618,124)
Energy purchased for resale	(147,468)	-	(1,537,746)	-	-	(10,669)	-	(294,315)	(11)	-	197,933	(1,792,276)
Charges of the main distribution and transmission grid	(76,275)	-	(213,018)	-	-	(3,171)	(6,150)	-	(5,068)	-	73,910	(229,772)
Personnel and management	(66,553)	(41,141)	(267,143)	(34,047)	(11,963)	(897)	(842)	(3,997)	(6,626)	9,859	-	(423,350)
Private pension and health plans	(9,641)	(6,044)	(40,177)	(3,961)	(1,358)	(52)	(713)	(410)	(656)	927	-	(62,085)
Materials	(2,346)	(1,279)	(18,731)	(1,152)	(446)	(49)	(100)	(3)	(29)	(155)	-	(24,290)
Raw material and supplies - energy production	(6,506)	-	-	-	-	-	(73,823)	-	-	-	5,359	(74,970)
Natural gas and supplies for gas business	-	-	-	-	(61,628)	-	-	-	-	-	-	(61,628)
Third-party services	(23,199)	(6,986)	(89,069)	(18,807)	(5,393)	(2,984)	(8,029)	(302)	(6,252)	(3,602)	28,600	(136,023)
Depreciation and amortization	(65,125)	(1,653)	(71,298)	(10,813)	(7,260)	(6,826)	(5,986)	(2)	(12,941)	(304)	-	(182,208)
Provisions a nd reversals	(137,037)	(48,056)	(80,037)	(3,366)	128,012	-	-	(94)	(14,700)	(113,173)	99	(268,352)
Construction cost	-	(78,420)	(216,343)	-	(3,008)	-	-	-	-	-	-	(297,771)
Other operating costs a nd expenses	(41,191)	(1,899)	(32,390)	(15,041)	32,241	(3,960)	(20,178)	13,461	(4,642)	4,037	4,163	(65,399)
EQUITY IN EARNINGS OF SUBSIDIARIES	(57,696)	45,522	-	-	-	-	-	2	(61,316)	273,116	(152,605)	47,023
OPERATIONAL EXPENSES / INCOME	(5,525)	56,901	39,604	13,112	214,979	43,943	12,180	13,972	(68,544)	170,705	(151,764)	339,563
FINANCIAL RESULTS	(76,858)	(24,457)	33,030	(6,440)	(29,501)	(21,780)	5,599	567	(27,060)	(45,059)	(741)	(192,700)
Income tax and social contribution on profit	6,180	2,762	68,784	3,627	17,521	(5,585)	12,063	585	5,735	57,030	(4,454)	164,248
Deferred income tax and social contribution on profit	(83,038)	(27,219)	(35,754)	(10,067)	(47,022)	(16,195)	(6,464)	(18)	(32,795)	(102,089)	3,713	(356,948)
EARNINGS BEFORE INCOME TAXES	(82,383)	32,444	72,634	6,672	185,478	22,163	17,779	14,539	(95,604)	125,646	(152,505)	146,863
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	105,687	28,517	13,146	1,456	(68,505)	(6,553)	(26,327)	(4,908)	(3,440)	(25,716)	-	13,357
NET INCOME	23,304	60,961	85,780	8,128	116,973	15,610	(8,548)	9,631	(99,044)	99,930	(152,505)	160,220
Attributed to controlling shareholders	23,304	60,961	85,780	8,128	59,656	10,927	(6,838)	9,631	(99,044)	99,930	(152,505)	99,930
Attributed to non-controlling interest	-	-	-	-	57,317	4,683	(1,710)	-	-	-	-	60,290
EBITDA	59,600	58,554	110,902	23,925	222,239	50,769	18,166	13,974	(55,603)	171,009	(151,764)	521,771

¹ Wind Farms, Copel Renováveis and Copel Participações

71

ubject to rounding.

Earnings Release 4Q17

											R$'000
	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Elimin. e	Consolidated
Income Statement 4Q16	Generation	Transmission					Araucária			Reclassif.
NET OPERATING INCOME	634,271	241,818	2,244,693	88,325	109,678	70,150	-	44,694	-	(136,577)	3,297,052
El ectricity sales to fi nal customers	157,495	-	940,161	-	-	-	-	3,583	-	(708)	1,100,531
El ectricity sales to distributors	466,938	-	183,502	-	-	70,150	-	41,090	-	(80,572)	681,108
Us e of the main distribution and transmission grid (TUSD/ TUST)	-	120,505	735,512	-	-	-	-	-	-	(28,382)	827,635
Construction revenue	-	118,979	220,077	-	5,921	-	-	-	-	-	344,977
Fair value of assets from the indemnity for the concession	-	-	3,361	-	69	-	-	-	-	-	3,430
Telecommunications	-	-	-	79,235	-	-	-	-	-	(5,003)	74,232
Distribution of piped gas	-	-	-	-	103,602	-	-	-	-	(720)	102,882
Sectoral assets and liabilities result	-	-	110,470	-	-	-	-	-	-	-	110,470
Other operating revenues	9,838	2,334	51,610	9,090	86	-	-	21	-	(21,192)	51,787
OPERATING COSTS AND EXPENSES	(386,379)	(206,995)	(2,215,886)	(72,939)	(171,633)	(22,924)	(114,032)	(370,905)	20,638	144,932	(3,396,123)
Energy purchased for resale	(11,763)	-	(1,313,226)	-	-	(6,354)	-	(7,454)	-	80,570	(1,258,227)
Charges of the main distribution and transmission grid	(73,755)	-	(126,208)	-	-	(2,835)	(5,967)	(3,668)	-	27,744	(184,689)
Personnel and management	(57,983)	(51,346)	(285,618)	(35,332)	(6,900)	(817)	(1,009)	(10,031)	(8,869)	-	(457,905)
Private pension and health plans	(8,492)	(8,215)	(41,597)	(4,791)	(1,613)	(31)	(97)	(1,049)	(1,519)	-	(67,404)
Materials	(2,462)	(1,428)	(12,954)	(660)	(420)	(67)	(142)	(59)	(173)	-	(18,365)
Raw material and supplies - energy production	(7,904)	-	-	-	-	-	(1,590)	-	-	719	(8,775)
Na tural gas and supplies for gas business	-	-	-	-	(61,177)	-	-	-	-	-	(61,177)
Third-party services	(18,195)	(8,095)	(82,446)	(13,772)	(5,999)	(3,045)	(28,350)	(5,358)	(7,166)	24,490	(147,936)
Depreciation and amortiza tion	(60,474)	(1,676)	(69,031)	(9,153)	(7,036)	(6,728)	(5,978)	(15,815)	(297)	-	(176,188)
Provisions and reversals	(109,898)	(1,990)	(8,510)	543	(90,265)	-	(69,073)	(322,820)	(10,073)	8,357	(603,729)
Construction cost	-	(127,722)	(220,077)	-	(5,921)	-	-	-	-	-	(353,720)
Other operating costs and expenses	(35,453)	(6,523)	(56,219)	(9,774)	7,698	(3,047)	(1,826)	(4,651)	48,735	3,052	(58,008)
EQUITY IN EARNINGS OF SUBSIDIARIES	(470,366)	24,965	-	-	-	-	-	(304,364)	(172,268)	969,860	47,827
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(222,474)	59,788	28,807	15,386	(61,955)	47,226	(114,032)	(630,575)	(151,630)	978,215	(51,244)
FINANCIAL RESULTS	(115,075)	6,533	(24,253)	763	(2,877)	(17,782)	(143,511)	(7,609)	(58,949)	-	(362,760)
Income tax and social contribution on profit	31,412	8,781	102,145	2,339	3,646	1,001	(6,316)	10,280	49,929	(1,550)	201,667
Deferred income tax and social contribution on profit	(146,487)	(2,248)	(126,398)	(1,576)	(6,523)	(18,783)	(137,195)	(17,889)	(108,878)	1,550	(564,427)
EARNINGS BEFORE INCOME TAXES	(337,549)	66,321	4,554	16,149	(64,832)	29,444	(257,543)	(638,184)	(210,579)	978,215	(414,004)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	7,072	37,819	45,012	3,588	23,507	(9,513)	46,358	(6,925)	(771)	-	146,147
NET INCOME	(330,477)	104,140	49,566	19,737	(41,325)	19,931	(211,185)	(645,109)	(211,350)	978,215	(267,857)
Attributed to controlling shareholders	(330,477)	104,140	49,566	19,737	(21,076)	13,952	(168,947)	(645,109)	(211,350)	64,022	(211,350)
Attributed to non-controlling interest	-	-	-	-	(20,249)	5,979	(42,238)	-	-	-	(56,507)
EBITDA	(162,000)	60,182	97,838	24,539	(54,919)	53,954	(108,054)	(614,760)	(151,333)	978,215	124,944

¹ Wind Farms, Copel Renováveis and Copel Participações

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Earnings Release 4Q17

												R$'000
Income Statement 2017	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG	Comercialização	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission					Araucária				Reclassif.
NET OPERATING INCOME	2,588,751	821,153	9,358,664	380,550	515,563	291,597	129,084	664,495	203,221	-	(928,505)	14,024,573
Electricity sales to fi nal customers	615,249	-	3,953,867	-	-	-	-	115,905	-	-	(3,488)	4,681,533
Electricity sales to distributors	1,935,996	-	666,645	-	-	291,597	128,953	547,989	203,221	-	(598,047)	3,176,354
Use of the main distribution a nd transmission grid (TUSD/ TUST)	-	673,597	3,144,611	-	-	-	-	-	-	-	(200,267)	3,617,941
Construction revenue	-	136,336	717,351	-	14,314	-	-	-	-	-	-	868,001
Fair value of a ssets from the i ndemnity for the concession	-	-	16,199	-	40,881	-	-	-	-	-	-	57,080
Telecommunications	-	-	-	340,821	-	-	-	-	-	-	(31,869)	308,952
Distribution of piped gas	-	-	-	-	460,368	-	-	-	-	-	(5,553)	454,815
Sectoral a ssets a nd liabilities result	-	-	718,826	-	-	-	-	-	-	-	-	718,826
Other operating revenues	37,506	11,220	141,165	39,729	-	-	131	601	-	-	(89,281)	141,071
OPERATING COSTS AND EXPENSES	(1,569,528)	(546,510)	(9,071,359)	(286,363)	(309,213)	(93,230)	(121,883)	(654,445)	(125,120)	(128,389)	921,109	(11,984,931)
Energy purchased for resale	(361,227)	-	(5,717,970)	-	-	(27,894)	(788)	(654,026)	(110)	-	596,565	(6,165,450)
Charges of the main distribution a nd transmission grid	(300,943)	-	(554,805)	-	-	(12,001)	(24,180)	-	(17,364)	-	197,263	(712,030)
Personnel a nd management	(195,923)	(122,515)	(822,963)	(107,874)	(35,761)	(3,557)	(2,729)	(12,993)	(20,574)	(18,455)	-	(1,343,344)
Private pension a nd health plans	(35,788)	(22,733)	(154,285)	(14,800)	(3,577)	(133)	(969)	(1,415)	(1,954)	(1,943)	-	(237,597)
Materials	(11,397)	(4,732)	(60,320)	(2,978)	(1,936)	(312)	(376)	(27)	(415)	(631)	-	(83,124)
Ra w material a nd supplies - energy production	(26,809)	-	-	-	-	-	(75,910)	-	-	-	5,359	(97,360)
Na tural gas a nd supplies for gas business	-	-	-	-	(309,542)	-	-	-	-	-	-	(309,542)
Third-party s ervices	(85,676)	(24,609)	(347,393)	(67,612)	(22,670)	(12,167)	(39,524)	(1,280)	(20,292)	(14,265)	113,973	(521,515)
Depreciation a nd a mortization	(265,654)	(7,201)	(285,835)	(39,553)	(28,753)	(27,704)	(23,936)	(9)	(51,751)	(1,203)	-	(731,599)
Provisions a nd reversals	(110,756)	(80,103)	(252,516)	(11,957)	123,007	-	69,073	(156)	(979)	(93,756)	(7,396)	(365,539)
Construction cost	-	(272,216)	(717,351)	-	(14,314)	-	-	-	-	-	-	(1,003,881)
Other operating costs a nd expenses	(175,355)	(12,401)	(157,921)	(41,589)	(15,667)	(9,462)	(22,544)	15,461	(11,681)	1,864	15,345	(413,950)
EQUITY IN EARNINGS OF SUBSIDIARIES	(27,176)	93,144	-	-	-	-	-	(564)	(65,670)	1,291,434	(1,183,652)	107,516
OPERATIONAL EXPENSES / INCOME	992,047	367,787	287,305	94,187	206,350	198,367	7,201	9,486	12,431	1,163,045	(1,191,048)	2,147,158
FINANCIAL RESULTS	(356,841)	(110,394)	37,057	(18,863)	(25,612)	(54,254)	(475)	6,193	(84,483)	(146,543)	(2)	(754,217)
Income tax and social contribution on profit	30,512	13,313	380,597	11,828	38,821	13,493	7,529	6,515	27,247	181,312	(11,857)	699,310
Deferred income tax and s ocial contribution on profi t	(387,353)	(123,707)	(343,540)	(30,691)	(64,433)	(67,747)	(8,004)	(322)	(111,730)	(327,855)	11,855	(1,453,527)
EARNINGS BEFORE INCOME TAXES	635,206	257,393	324,362	75,324	180,738	144,113	6,726	15,679	(72,052)	1,016,502	(1,191,050)	1,392,941
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(123,061)	(30,515)	22,893	(21,272)	(66,785)	(47,893)	(7,098)	(2,638)	(15,441)	17,124	-	(274,686)
NET INCOME	512,145	226,878	347,255	54,052	113,953	96,220	(372)	13,041	(87,493)	1,033,626	(1,191,050)	1,118,255
Attributed to controlling shareholders	512,145	226,878	347,255	54,052	58,116	67,354	(298)	13,041	(87,493)	1,033,626	(1,191,050)	1,033,626
Attributed to non-controlling i nterest	-	-	-	-	55,837	28,866	(74)	-	-	-	-	84,629
EBITDA	1,257,701	374,988	573,140	133,740	235,103	226,071	31,137	9,495	64,182	1,164,248	(1,191,048)	2,878,757

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ubject to rounding.

Earnings Release 4Q17

											R$'000
Income Statement 2016	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission					Araucária			Reclassif.
NET OPERATING INCOME	2,442,491	1,492,829	8,344,765	325,115	542,822	263,686	57,432	203,535	-	(570,922)	13,101,753
Electri city s ales to fi nal cus tomers	599,109	-	4,631,460	-	-	-	-	4,613	-	(3,677)	5,231,505
Electri city s ales to di stributors	1,806,995	-	657,869	-	-	263,686	57,432	198,901	-	(308,811)	2,676,072
Use of the main di stribution and trans mi ss ion gri d (TUSD/ TUST)	-	1,079,056	3,001,546	-	-	-	-	-	-	(104,019)	3,976,583
Cons truction revenue	-	405,242	849,275	-	25,125	-	-	-	-	-	1,279,642
Fai r val ue of a ssets from the i ndemnity for the concessi on	-	-	131,738	-	1,003	-	-	-	-	-	132,741
Tel ecommunications	-	-	-	289,442	-	-	-	-	-	(27,861)	261,581
Distribution of pi ped ga s	-	-	-	-	516,331	-	-	-	-	(44,446)	471,885
Sectoral a s sets and l iabi l ities result	-	-	(1,079,662)	-	-	-	-	-	-	-	(1,079,662)
Other operating revenues	36,387	8,531	152,539	35,673	363	-	-	21	-	(82,108)	151,406
OPERATING COSTS AND EXPENSES	(1,279,825)	(605,202)	(8,502,377)	(241,848)	(534,817)	(96,321)	(259,324)	(462,872)	123,890	579,350	(11,279,346)
Energy purchased for resa le	(60,821)	-	(4,893,230)	-	-	(31,088)	-	(9,260)	-	308,795	(4,685,604)
Charges of the mai n di stribution and tra nsmi ssi on grid	(276,600)	-	(642,753)	-	-	(10,529)	(22,551)	(14,451)	-	100,641	(866,243)
Personnel and mana gement	(185,173)	(116,966)	(804,974)	(101,397)	(32,765)	(3,284)	(2,936)	(26,062)	(30,861)	-	(1,304,418)
Pri va te pension and heal th plans	(39,712)	(24,171)	(163,329)	(18,827)	(3,596)	(96)	(316)	(4,031)	(5,689)	-	(259,767)
Ma teria ls	(11,786)	(5,017)	(59,178)	(2,044)	(1,768)	(286)	(451)	(286)	(647)	-	(81,463)
Raw ma teria l and suppl ies - energy production	(24,550)	-	-	-	-	-	(53,247)	-	-	44,445	(33,352)
Na tural gas and s uppl ies for gas bus iness	-	-	-	-	(325,413)	-	-	-	-	-	(325,413)
Thi rd-party s ervi ces	(80,645)	(24,030)	(348,479)	(46,552)	(20,082)	(11,767)	(82,031)	(18,808)	(24,331)	106,232	(550,493)
Depreciation and a mortization	(267,202)	(3,697)	(274,180)	(34,645)	(25,251)	(26,887)	(23,530)	(51,734)	(1,170)	-	(708,296)
Provi sions and reversa ls	(142,311)	(10,209)	(299,944)	(7,251)	(91,724)	-	(69,073)	(322,947)	166,334	8,429	(768,696)
Cons truction cost	-	(406,345)	(849,275)	-	(25,125)	-	-	-	-	-	(1,280,745)
Other operating costs and expens es	(191,025)	(14,767)	(167,035)	(31,132)	(9,093)	(12,384)	(5,189)	(15,293)	20,254	10,808	(414,856)
EQUITY IN EARNINGS OF SUBSIDIARIES	(462,952)	117,970	-	-	-	-	-	(260,997)	772,080	55,594	221,695
OPERATIONAL EXPENSES / INCOME	699,714	1,005,597	(157,612)	83,267	8,005	167,365	(201,892)	(520,334)	895,970	64,022	2,044,102
FINANCIAL RESULTS	(360,116)	(87,199)	(4,983)	(9,611)	(1,422)	(93,717)	(121,501)	(43,050)	(13,057)	-	(734,656)
Income tax a nd social contribution on profi t	79,150	21,339	396,880	13,489	13,551	3,879	16,825	33,430	321,056	(3,046)	896,553
Defe rred income ta x and socia l contribution on profi t	(439,266)	(108,538)	(401,863)	(23,100)	(14,973)	(97,596)	(138,326)	(76,480)	(334,113)	3,046	(1,631,209)
EARNINGS BEFORE INCOME TAXES	339,598	918,398	(162,595)	73,656	6,583	73,648	(323,393)	(563,384)	882,913	64,022	1,309,446
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(215,103)	(220,512)	(17,851)	(15,324)	(1,632)	(24,525)	46,358	(16,187)	(54,914)	-	(519,690)
NET INCOME	124,495	697,886	(180,446)	58,332	4,951	49,123	(277,035)	(579,571)	827,999	64,022	789,756
Attri buted to control l ing s harehol ders	124,495	697,886	(180,446)	58,332	2,525	34,386	(221,628)	(579,571)	827,999	64,022	827,999
Attri buted to non-controll ing i nterest	-	-	-	-	2,426	14,737	(55,407)	-	-	-	(38,243)
EBITDA	966,916	1,008,012	116,568	117,912	33,256	194,252	(178,362)	(468,600)	897,140	64,022	2,752,398
¹ Wi nd Farms, Copel Renovávei s and Copel Participações

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ubject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.